Exhibit 99.2

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

ATTACHMENT: INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

WOORI BANK

Deloitte Anjin LLC
9F., One IFC,
10, Gukjegeumyung-ro
Youngdeungpo-gu, Seoul
07326, Korea
Tel: +82 (2) 6676 1000
Fax: +82 (2) 6674 2114
www.deloitteanjin.co.kr

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of

Woori Bank

Report on the Separate Financial Statements

We have reviewed the accompanying separate interim financial statements of Woori Bank (the “Bank”). The financial statements consist of the separate statements of financial position as of June 30, 2016, the related separate statements of comprehensive income for the three and six months ended June 30, 2016 and 2015, respectively, the related separate statements of changes in equity and cash flows for the six months ended June 30, 2016 and 2015, respectively, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Interim Financial Statements

The Bank’s management is responsible for the preparation and fair presentation of the accompanying separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Independent Accountants’ Responsibility

Our responsibility is to express a conclusion on the accompanying separate interim financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate interim financial statements of the Bank are not presented fairly, in all material respects, in accordance with K-IFRS 1034, Interim Financial Reporting.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”),

its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities.

DTTL (also referred to as “Deloitte Global”) does not provide services to clients.

Please see www.deloitte.com/kr/about for a more detailed description of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

Others

We audited the separate statement of financial position as of December 31, 2015, and the related separate statements of comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2015 (not presented in the accompanying separate interim financial statements), all expressed in Korean Won, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion in our independent auditors’ report dated on March 4, 2016. The separate statement of financial position as of December 31, 2015 presented as a comparative purpose in the accompanying interim financial statements does not differ, in all material respects, from the audited separate statement of financial position as of December 31, 2015.

Accounting principles and review standards and their application in practice vary among countries. The accompanying separate financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying separate financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

August 12, 2016

Notice to Readers

This report is effective as of August 12, 2016, the independent accountants’ review report date. Certain subsequent events or circumstances may have occurred between the review report date and the time the report is read. Such events or circumstances could significantly affect the separate financial statements and may result in modifications to the independent accountants’ review report.

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

The accompanying separate interim financial statements including all footnote disclosures were prepared by and are the responsibility of the management of the Bank.

Kwang Goo Lee

Chairman and Chief Executive Officer

Main Office Address:	(Road Name Address)	51 Sogong-ro, Jung-gu, Seoul
	(Phone Number)	02-2002-3000

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015

	June 30, 2016	December 31, 2015
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	4,386,675	5,440,326
Financial assets at fair value through profit or loss (Notes 4, 7, 11, 12, 18 and 26)	3,556,548	3,569,625
Available-for-sale financial assets (Notes 4, 8, 11, 12 and 18)	17,282,576	15,869,654
Held-to-maturity financial assets (Notes 4, 9, 11, 12 and 18)	13,645,009	13,527,452
Loans and receivables (Notes 4, 10, 11, 12, 18, 44 and 45)	245,638,009	231,083,160
Investments in subsidiaries and associates (Note 13)	3,574,891	3,730,247
Investment properties (Note 14)	358,756	344,892
Premises and equipment (Note 15)	2,314,756	2,341,506
Intangible assets (Note 16)	194,348	187,520
Assets held for sale (Note 17)	11,338	17,904
Deferred tax assets (Note 42)	62,366	172,368
Derivative assets (Notes 4, 11, 12 and 26)	292,180	183,128
Other assets (Notes 19 and 45)	112,699	109,126

Total assets	291,430,151	276,576,908

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4, 11, 12, 20 and 26)	3,222,000	3,448,180
Deposits due to customers (Notes 4, 11, 21 and 45)	210,316,796	201,353,128
Borrowings (Notes 4, 11, 12 and 22)	17,119,036	18,760,947
Debentures (Notes 4, 11 and 22)	18,742,745	17,259,749
Provisions (Notes 23 and 44)	339,762	467,887
Net defined benefit liability (Note 24)	19,551	45,678
Current tax liabilities (Note 42)	611	77,190
Derivative liabilities (Notes 4, 11, 12 and 26)	13,431	—
Other financial liabilities (Notes 4, 11, 12 and 25)	22,226,346	16,111,469
Other liabilities (Notes 25 and 45)	140,137	163,362

Total liabilities	272,140,415	257,687,590

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 (CONTINUED)

	June 30, 2016	December 31, 2015
	(Korean Won in millions)

EQUITY
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,334,002	3,334,002
Capital surplus (Note 28)	269,533	269,533
Other equity (Note 30)	103,746	106,016
Retained earnings (Notes 31 and 32)
(Regulatory reserve for credit loss as of June 30, 2016 and December 31, 2015 is 1,880,447 million Won and 1,382,443 million Won, respectively)
(Unreserved regulatory reserve for credit loss as of June 30, 2016 and December 31, 2015 is nil, respectively )
(Regulatory reserve for credit loss to be reserved(reversed) as of June 30, 2016 and December 31, 2015 is (17,869) million Won and 498,004 million Won, respectively)
(Planned provision(reversal) of regulatory reserve for credit loss as of June 30, 2016 and December 31, 2015 is (17,869) million Won and 498,004 million Won, respectively)	12,201,063	11,798,375

Total equity	19,289,736	18,889,318

Total liabilities and equity	291,430,151	276,576,908

See accompanying notes to separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND THE SIX MONTHS

ENDED JUNE 30, 2016 AND 2015

	Korean Won
	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
	(In millions, except for income per share data)
Interest income	1,860,745	3,735,659	1,921,038	3,868,900
Interest expense	802,156	1,619,520	917,967	1,887,052

Net interest income (Notes 34 and 45)	1,058,589	2,116,139	1,003,071	1,981,848

Fees and commissions income	248,397	497,511	248,704	487,249
Fees and commissions expense	39,748	75,189	35,021	58,798

Net fees and commissions income (Notes 35 and 45)	208,649	422,322	213,683	428,451

Dividend income (Note 36 and 45)	103,431	159,589	54,459	99,668
Net gain on financial instruments at fair value through profit or loss (Note 37)	100,640	43,773	3,816	29,996
Net gain(loss) on available-for-sale financial assets (Note 38)	19,427	31,156	8,850	(22,656)
Impairment losses due to credit loss (Notes 39 and 45)	(197,682)	(324,642)	(331,840)	(599,448)
General and administrative expenses (Notes 40 and 45)	(790,768)	(1,475,960)	(737,892)	(1,395,369)
Other net operating income(expenses) (Notes 40 and 45)	(152,685)	(176,924)	15,422	(102,294)

Operating income	349,601	795,453	229,569	420,196

Share of loss of subsidiaries and associates (Note 13)	(6,716)	(6,853)	(382)	(21,402)
Other net non-operating income (expenses)	(4,184)	18,808	2,037	147,178

Non-operating income (loss) (Note 41)	(10,900)	11,955	1,655	125,776

Net income before income tax expense	338,701	807,408	231,224	545,972

Income tax expense (Note 42)	49,933	136,167	31,275	99,472

Net income
(Net income after the provision of regulatory reserve for credit loss for the six months ended June 30, 2016 and 2015 is 689,110 million Won and 323,472 million Won, respectively, and net income after the provision of regulatory reserve for credit loss for the three months ended June 30, 2016 and 2015 is 308,108 million Won and 288,775 million Won, respectively) (Note 32)	288,768	671,241	199,949	446,500

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND THE SIX MONTHS

ENDED JUNE 30, 2016 AND 2015 (CONTINUED)

	Korean Won
	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
	(In millions, except for income per share data)
Remeasurement of the net defined benefit liability	(11,513)	(44,727)	32,907	(26,082)

Items that will not be reclassified to profit or loss	(11,513)	(44,727)	32,907	(26,082)

Gain (loss) on valuation of available-for-sale financial assets	(50,357)	42,649	(39,312)	31,819
Gain (loss) on foreign currency translation of foreign operations	2,628	(192)	4,258	2,967

Items that may be reclassified to profit or loss	(47,729)	42,457	(35,054)	34,786

Other comprehensive income (loss), net of tax	(59,242)	(2,270)	(2,147)	8,704

Total comprehensive income	229,526	668,971	197,802	455,204

Net income per share (In Korean Won) (Note 43)

Basic and diluted earnings per common share	355	848	235	542

See accompanying notes to separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total
	(Korean Won in millions)
January 1, 2015	3,381,392	2,538,823	269,533	(695,522)	12,362,179	17,856,405
Net income	—	—	—	—	446,500	446,500
Dividends	—	—	—	—	(336,635)	(336,635)
Gain on valuation of available-for-sale financial assets	—	—	—	31,819	—	31,819
Gain on foreign currencies translation of foreign operations	—	—	—	2,967	—	2,967
Remeasurement of the net defined benefit liability	—	—	—	(26,082)	—	(26,082)
Dividends to hybrid securities	—	—	—	—	(81,697)	(81,697)
Issuance of hybrid securities	—	795,179	—	—	—	795,179
Appreciation of merger losses	—	—	—	806,640	(806,640)	—

June 30, 2015	3,381,392	3,334,002	269,533	119,822	11,583,707	18,688,456

January 1, 2016	3,381,392	3,334,002	269,533	106,016	11,798,375	18,889,318
Net income	—	—	—	—	671,241	671,241
Dividends	—	—	—	—	(168,317)	(168,317)
Gain on valuation of available-for-sale financial assets	—	—	—	42,649	—	42,649
Loss on foreign currencies translation of foreign operations	—	—	—	(192)	—	(192)
Remeasurement of the net defined benefit liability	—	—	—	(44,727)	—	(44,727)
Dividends to hybrid securities	—	—	—	—	(100,236)	(100,236)

June 30, 2016	3,381,392	3,334,002	269,533	103,746	12,201,063	19,289,736

See accompanying notes to separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015

	For the six months ended June 30
	2016	2015
	(Korean Won in millions)
Cash flows from operating activities:
Net income	671,241	446,500
Adjustment to net income:
Income tax expense	136,167	99,472
Interest income	(3,735,659)	(3,868,900)
Interest expense	1,619,520	1,887,052
Dividend income	(180,656)	(127,064)

	(2,160,628)	(2,009,440)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	324,642	599,448
Loss on available-for-sale financial assets	—	22,656
Impairment loss on investments in subsidiaries and associates	6,853	21,402
Loss on transaction of derivatives / valuation of derivative instruments (hedging)	19,012	21,737
Loss on hedged items (Fair value hedge)	118,700	26,225
Provisions	3,035	54,639
Retirement benefits	70,159	60,935
Depreciation and amortization	90,075	77,218
Loss on disposal of premises and equipment and other assets	5,843	1,331
Impairment loss on premises and equipment and other assets	139	315

	638,458	885,906

Deductions of revenues not involving cash inflows:
Gain on valuation of financial instruments at fair value through profit or loss	189,238	9,927
Gain on available-for-sale financial assets	31,156	—
Gain on transaction of derivatives / valuation of derivative instruments (hedging)	111,505	25,959
Gain on hedged items (Fair value hedge)	18,113	25,075
Reversal of provisions	619	196
Gain on disposal of investment in subsidiaries and associates	3,679	—
Gain on disposal of premises and equipment and other assets	67	6,691
Reversal of impairment loss on premises and equipment and other assets	443	362

	354,820	68,210

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015 (CONTINUED)

	For the six months ended June 30
	2016	2015
	(Korean Won in millions)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(23,865)	554,938
Loans and receivables	(14,889,835)	(16,806,480)
Other assets	(2,826)	(3,045)
Deposits due to customers	8,963,522	9,524,722
Provision	(70,645)	(86,263)
Net defined benefit liability	(157,845)	(131,400)
Other financial liabilities	6,119,452	5,538,039
Other liabilities	(23,470)	(135,760)

	(85,512)	(1,545,249)

Cash received from (paid for) operating activities:
Interest income received	3,733,374	3,882,367
Interest expense paid	(1,638,879)	(2,115,511)
Dividend received	180,656	127,064
Income tax paid	(102,019)	(316,830)

	2,173,132	1,577,090

Net cash provided by (used in) operating activities	881,871	(713,403)

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of available-for-sale financial assets	9,730,481	9,748,450
Redemption of held-to-maturity financial assets	3,863,817	3,016,706
Disposal of investments in subsidiaries and associates	51,385	35,460
Disposal of premises and equipment	—	45,284
Disposal of intangible assets	200	—
Disposal of assets held for sale	8,082	2,536

	13,653,965	12,848,436

Cash out-flows from investing activities:
Acquisition of available-for-sale financial assets	10,967,993	8,911,933
Acquisition of held-to-maturity financial assets	4,042,104	4,258,749
Acquisition of investments in subsidiaries and associates	29,799	24,000
Acquisition of premises and equipment	39,246	74,348
Acquisition of intangible assets	33,631	12,917

	15,112,773	13,281,947

Net cash used in investing activities	(1,458,808)	(433,511)

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015 (CONTINUED)

	For the six months ended June 30
	2016	2015
	(Korean Won in millions)
Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	3,639,556	7,355,136
Issuance of debentures	4,735,270	3,156,661
Issuance of hybrid securities	—	795,179

	8,374,826	11,306,976

Cash out-flows from financing activities:
Repayment of borrowings	5,281,897	5,653,215
Repayment of debentures	3,356,208	5,078,434
Dividends paid	168,317	336,635
Dividends paid on hybrid securities	100,583	78,963

	8,907,005	11,147,247

Net cash provided by (used in) financing activities	(532,179)	159,729

Net decrease in cash and cash equivalents	(1,109,116)	(987,185)

Cash and cash equivalents, beginning of the period	5,440,326	4,668,916

Effects of exchange rate changes on cash and cash equivalents	55,465	63,277

Cash and cash equivalents, end of the period	4,386,675	3,745,008

See accompanying notes to separate financial statements

WOORI BANK

NOTES TO SEPARATE FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND FOR THE THREE MONTHS AND THE SIX MONTHS

ENDED JUNE 30, 2016 AND 2015

1.	GENERAL

(1)	Description of business

Woori Bank (hereinafter referred to the “Bank”) was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business and foreign exchange business under the Financial Investment Services and Capital Market Act.

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001 held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger (the “Merger”) with and into Woori Bank, its wholly-owned subsidiary, as contemplated by the merger agreement (the “Merger Agreement”) dated July 28, 2015, by and between Woori Finance Holdings and Woori Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of June 30, 2016, the common stock of the Bank amounts, to 3,381,392 million Won. As Woori Finance Holdings was merged into the Bank, the Bank, which is the existing company, succeeded such rights and obligations as a listed company on Korea Exchange and New York Stock Exchange.

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the holding company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange.

As of June 30, 2016, Korea Deposit Insurance Corporation (“KDIC”), as the largest shareholder, held a 345 million shares (51.06% ownership) of the Bank’s shares issued.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Co., Ltd., and Woori Finance Research Institute Co., Ltd. within its consolidation scope.

The head office of the Bank is located in 51, Sogong-ro, Jung Gu, Seoul, Korea. The Bank has 932 branches and offices in Korea, and 22 branches and offices in overseas as of June 30, 2016.

2.	SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

The Bank’s separate financial statements are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, Interim Financial Reporting and K-IFRS 1027, Separate Financial Statements. It is necessary to use the annual financial statements for the year ended December 31, 2015 for understanding of the accompanying separate financial statements.

Unless stated below, the accounting policies applied in preparing the accompanying interim separate financial statements have been applied consistently with the annual separate financial statements as of and for the year ended December 31, 2015.

1)	The Bank has newly adopted the following amendment to K-IFRS that affected the Bank’s accounting policies.

Amendments to K-IFRS 1001 – Presentation of Financial Statements

The amendments to K-IFRS 1001 clarify the concept of applying materiality in practice and restrict an entity reducing the understandability of its financial statements by obscuring material information with immaterial information or by aggregating material items that have different natures or functions. The adoption of the amendments has no significant impact on the separate financial statements.

Amendments to K-IFRS 1016 – Property, plant and Equipment

The amendments to K-IFRS 1016 prohibit the Bank from using a revenue-based depreciation method for items of property, plant and equipment. The adoption of the amendments has no significant impact on the separate financial statements.

Amendments to K-IFRS 1038 – Intangible Assets

The amendments to K-IFRS 1038 rebuts presumption that revenue is not an appropriate basis for the amortization of an intangible assets, which the presumption can only be rebutted when the intangible asset expressed as a measure of revenue or when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated. The adoption of the amendments has no significant impact on the separate financial statements.

Amendments to K-IFRS 1111 – Accounting for Acquisitions of Interests in Joint Operations

The amendments to K-IFRS 1111 provides guidance on how to account for the acquisition of joint operation that constitutes a business as defined in K-IFRS 1103 Business Combinations. A joint operator is also required to disclose the relevant information required by K-IFRS 1103 and other standards for business combinations. The adoption of the amendments has no significant impact on the separate financial statements.

Amendments to K-IFRS 1027 – Separate Financial Statements

The amendments discuss accounting for investment in subsidiaries, related parties, and joint ventures at cost basis and allow the selection of the application of K-IFRS 1039 Financial Instruments: Recognition and Measurement or the application of equity method accounting under K-IFRS 1028 Investment in Associates and Joint Ventures. The adoption of the amendments has no significant impact on the separate financial statements.

Other than the amendment stated above, there are several annual improvements in the current period, but the application of the amendments has had no material effect on the Bank’s separate financial statements.

2)	The Bank has not applied the following K-IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1109 – Financial Instruments

The amendments to K-IFRS 1109 contain the requirements for the classification and measurement of financial assets and financial liabilities based on a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and based on the contractual terms that give rise on specified dates to cash flows, impairment methodology based on the expected credit losses, and broadened types of instruments that qualify as hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting and the change of the hedge effectiveness test. This standard will supersede K-IFRS 1039- Recognition and Measurement of Financial Instruments. The amendments are effective for annual periods beginning on or after 1 January 2018.

Amendments to K-IFRS 1115 – Revenue from Contracts with Customers

The core principle under K-IFRS 1115 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments introduces a 5-step approach to revenue recognition and measurement: 1) Identify the contract with a customer, 2) Identify the performance obligations in the contract, 3) Determine the transaction price, 4) Allocate the transaction price to the performance obligations in the contract, 5) Recognize revenue when (or as) the entity satisfies a performance obligation. This standard will supersede K-IFRS 1011 - Construction Contracts, K-IFRS 1018- Revenue, K-IFRS 2113 - Customer Loyalty Programmes, K-IFRS 2115-Agreements for the Construction of Real Estate, K-IFRS 2118 - Transfers of Assets from Customers, and K-IFRS 2031-Revenue-Barter Transactions Involving Advertising Services. The amendments are effective for annual periods beginning on or after 1 January 2018.

The Bank is in the process of evaluating the impact on the separate financial statements upon the adoption of new and revised K-IFRSs that have been issued but are not yet effective.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

In the application of the Bank’s accounting policies to the interim financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results can differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Bank’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the separate financial statements for the year ended December 31, 2015.

4.	RISK MANAGEMENT

The Bank’s operating activity is exposed to various financial risks. The Bank is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks. The Bank’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Bank has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Bank has implemented processes for risk identification, assessment, control, and monitoring and reporting.

The risk is managed by the risk management department in accordance with the Bank’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the avoidance of concentration on capital at risk and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the credit risk exposure to a permissible degree and to optimize the rate of return considering such credit risk.

1)	Credit risk management

The Bank considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Bank uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Bank utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Bank establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Bank mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Bank has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Bank regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Bank’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		June 30, 2016	December 31, 2015
Loans and receivables	Korean treasury and government agencies	11,965,879	11,985,469
	Banks	23,117,430	17,285,673
	Corporates	90,164,341	89,295,698
	Consumers	120,390,359	112,516,320

	Sub-total	245,638,009	231,083,160

Financial assets at FVTPL	Gold banking assets	22,418	24,884
	Debt securities held for trading	1,130,373	1,117,585
	Derivative assets	2,371,462	2,375,511

	Sub-total	3,524,253	3,517,980

AFS financial assets	AFS debt securities	11,348,246	11,124,906
HTM financial assets	HTM debt securities	13,645,009	13,527,452
Derivative assets	Derivative assets(hedging)	292,180	183,128

Off-balance accounts	Guarantees	15,910,061	17,507,149
	Loan commitments	57,070,369	63,361,727

	Sub-total	72,980,430	80,868,876

	Total	347,428,127	340,305,502

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	June 30, 2016
	Korea	USA	UK	Japan	Others (*1)	Total
Loans and receivables	237,412,050	1,184,972	834,474	270,436	5,936,077	245,638,009
Financial assets at FVTPL (*2)	1,130,373	—	22,418	—	—	1,152,791
AFS debt securities	11,286,651	—	—	—	61,595	11,348,246
HTM securities	13,645,009	—	—	—	—	13,645,009
Off-balance accounts	71,576,217	103,301	85,047	29,576	1,186,289	72,980,430

Total	335,050,300	1,288,273	941,939	300,012	7,183,961	344,764,485

	December 31, 2015
	Korea	USA	UK	Japan	Others (*1)	Total
Loans and receivables	223,646,082	1,210,766	644,387	192,599	5,389,326	231,083,160
Financial assets at FVTPL (*2)	1,117,585	—	24,884	—	—	1,142,469
AFS debt securities	11,074,231	—	—	—	50,675	11,124,906
HTM securities	13,525,799	—	—	—	1,653	13,527,452
Off-balance accounts	79,553,680	65,769	107,239	28,884	1,113,304	80,868,876

Total	328,917,377	1,276,535	776,510	221,483	6,554,958	337,746,863

(*1)	Others consist of financial assets in Vietnam, Panama and European countries and etc.
(*2)	Financial assets at FVTPL comprise gold banking assets and debt securities held for trading.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	June 30, 2016
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	47,481,699	37,038,131	35,638,713	4,185,716	114,357,165	6,936,585	245,638,009
Financial assets at FVTPL (*)	—	—	875,682	—	—	277,109	1,152,791
AFS debt securities	1,016,630	20,417	7,776,688	32,605	—	2,501,906	11,348,246
HTM securities	1,780,589	20,000	7,988,104	370,953	—	3,485,363	13,645,009
Off-balance accounts	15,682,578	29,619,256	9,783,621	4,287,537	9,237,030	4,370,408	72,980,430

Total	65,961,496	66,697,804	62,062,808	8,876,811	123,594,195	17,571,371	344,764,485

	December 31, 2015
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	47,361,981	36,456,505	30,823,625	4,610,677	106,355,248	5,475,124	231,083,160
Financial assets at FVTPL (*)	—	—	626,132	—	—	516,337	1,142,469
AFS debt securities	749,645	20,652	8,562,495	21,373	—	1,770,741	11,124,906
HTM securities	1,931,529	20,000	7,796,249	472,209	—	3,307,465	13,527,452
Off-balance accounts	16,357,655	32,420,468	13,499,646	5,023,364	8,928,661	4,639,082	80,868,876

Total	66,400,810	68,917,625	61,308,147	10,127,623	115,283,909	15,708,749	337,746,863

(*)	Financial assets at FVTPL comprise gold banking assets and debt securities held for trading.

3)	Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition are as follows (Unit: Korean Won in millions):

	June 30, 2016
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans neither overdue nor impaired	11,968,644	23,131,868	50,666,244	31,851,508	6,684,867	89,202,619	119,584,631	243,887,762
Loans overdue but not impaired	—	—	24,581	97,090	86,120	207,791	684,810	892,601
Impaired loans	—	—	2,024,871	501,030	275,623	2,801,524	369,448	3,170,972

Total	11,968,644	23,131,868	52,715,696	32,449,628	7,046,610	92,211,934	120,638,889	247,951,335

Less: Allowance for credit losses	2,765	14,438	1,416,010	501,880	129,703	2,047,593	248,530	2,313,326

Total, net	11,965,879	23,117,430	51,299,686	31,947,748	6,916,907	90,164,341	120,390,359	245,638,009

	December 31, 2015
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans neither overdue nor impaired	11,988,506	17,296,466	50,392,830	30,901,813	6,887,579	88,182,222	111,587,607	229,054,801
Loans overdue but not impaired	—	—	6,049	90,726	—	96,775	767,687	864,462
Impaired loans	—	—	1,963,248	497,520	545,642	3,006,410	420,973	3,427,383

Total	11,988,506	17,296,466	52,362,127	31,490,059	7,433,221	91,285,407	112,776,267	233,346,646

Less: Allowance for credit losses	3,037	10,793	1,340,004	509,789	139,916	1,989,709	259,947	2,263,486

Total, net	11,985,469	17,285,673	51,022,123	30,980,270	7,293,305	89,295,698	112,516,320	231,083,160

a)	Credit quality of loans and receivables

The Bank manages credit quality of its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	June 30, 2016
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	11,965,879	23,117,430	41,626,652	18,203,742	4,910,312	64,740,706	116,168,698	215,992,713
Lower grade (*2)	—	—	8,732,479	13,406,081	1,749,193	23,887,753	3,322,347	27,210,100

Total	11,965,879	23,117,430	50,359,131	31,609,823	6,659,505	88,628,459	119,491,045	243,202,813

Value of collateral	31,580	362,439	17,518,723	24,555,429	4,065,111	46,139,263	101,841,484	148,374,766

	December 31, 2015
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	11,985,469	17,285,673	39,647,867	15,838,740	4,545,054	60,031,661	107,939,998	197,242,801
Lower grade (*2)	—	—	10,441,649	14,817,193	2,271,579	27,530,421	3,554,824	31,085,245

Total	11,985,469	17,285,673	50,089,516	30,655,933	6,816,633	87,562,082	111,494,822	228,328,046

Value of collateral	11,391	359,422	17,455,383	24,176,472	4,141,985	45,773,840	94,651,624	140,796,277

(*1)	AAA ~ BBB for Corporates, and 1~6 level for Consumers
(*2)	BBB- ~ C for Corporates, and 7~10 level for Consumers

Allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting to 684,949 million Won and 726,755 million Won as of June 30, 2016 and as of December 31, 2015, respectively, are deducted from the loans and receivables above.

b)	Aging analysis of loans and receivables

Aging analysis of loans and receivables (overdue but not impaired, net of allowance) is as follows (Unit: Korean Won in millions):

	June 30, 2016
Overdue	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Less than 30 days	—	—	23,148	66,052	38,636	127,836	541,804	669,640
30~60 days	—	—	—	15,501	—	15,501	80,568	96,069
60~90 days	—	—	57	6,011	10,287	16,355	33,887	50,242

Total	—	—	23,205	87,564	48,923	159,692	656,259	815,951

Value of collateral (*)	—	—	8,434	74,070	55,671	138,175	569,396	707,571

	December 31, 2015
Overdue	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Less than 30 days	—	—	3,517	58,325	—	61,842	629,269	691,111
30~60 days	—	—	2,040	16,584	—	18,624	83,833	102,457
60~90 days	—	—	—	4,969	—	4,969	29,439	34,408

Total	—	—	5,557	79,878	—	85,435	742,541	827,976

Value of collateral (*)	—	—	4,340	63,749	—	68,089	642,807	710,896

(*)	The collateral value held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for loans and receivables that are overdue but not impaired, amounting to 76,650 million Won and 36,486 million Won as of June 30, 2016 and December 31, 2015, respectively, are deducted from the loans and receivables above.

c)	Impaired loans and receivables

Impaired loans and receivables, net of allowance are as follows (Unit: Korean Won in millions):

	June 30, 2016
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Impaired loans	—	—	917,350	250,361	208,479	1,376,190	243,055	1,619,245
Value of collateral (*)	—	—	759,771	295,550	61,778	1,117,099	242,208	1,359,307

	December 31, 2015
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Impaired loans	—	—	927,050	244,459	476,672	1,648,181	278,957	1,927,138
Value of collateral (*)	—	—	813,394	285,873	136,182	1,235,449	278,446	1,513,895

(*)	The collateral value held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for impaired loans and receivables amounting to 1,551,727 million Won and 1,500,245 million Won as of June 30, 2016 and December 31, 2015, respectively, are deducted from the impaired loans and receivables above.

4)	Credit quality of debt securities

The Bank manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (“ECAI”)’s rating is as follows (Unit: Korean Won in millions):

	June 30, 2016
	Held for trading	AFS securities	HTM securities	Total
AAA	1,124,560	9,853,691	13,224,974	24,203,225
AA- ~ AA+	—	1,319,026	420,035	1,739,061
BBB- ~ A+	5,813	175,529	—	181,342

Total	1,130,373	11,348,246	13,645,009	26,123,628

	December 31, 2015
	Held for trading	AFS securities	HTM securities	Total
AAA	1,117,585	9,925,295	13,157,340	24,200,220
AA- ~ AA+	—	1,030,176	370,112	1,400,288
BBB- ~ A+	—	157,691	—	157,691
Below BBB-	—	11,744	—	11,744

Total	1,117,585	11,124,906	13,527,452	25,769,943

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices, and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Bank avoids, bears or mitigates risks by identifying the underlying source of risks, measuring parameters and evaluating their appropriateness.

The Bank measures Value at Risk (“VaR”, maximum losses) with Historical Simulation Method based on 99% confidence level and 10-day of holding period of positions, and calculates the required market risk capital using the internal model, which has been approved by Financial Supervisory Service in Korea. For the internal management purpose, VaR is measured based on 99% confidence level and 1-day of holding period of positions and the limit management is performed on daily basis. The validation of the model is assessed through the performance of back testing which is to compare the actual gain or loss to the VaR measurements on daily basis.

In addition, for the purpose of crisis management, the Bank performs stress testing on monthly basis, which is to measure the expected loss amount in case of an extreme situation, such as IMF bailout in 1997 or global financial crisis in 2008.

On a yearly basis, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to each departments of the Bank and the limit by investment and loss cut is managed by risk management personnel with the department.

2)	Sensitivity analysis of market risk

The Bank performs sensitivity analysis, both for trading and for non-trading activities.

For trading activities, the Bank uses a VaR model that uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For non-trading activities, the Bank uses Net Interest Income (“NII”) and Net Present Value (“NPV”) calculated using the simulation method. NII is a profit based indicator for displaying the profit changes in short term due to the short term interest change. It will be estimated as subtracting the interest expenses of liabilities from the interest income of the assets. NPV is an indicator for displaying the risk in economical view according to the unfavorable changes related to the interest rate. It will be estimated as subtracting the present value of liabilities from the present value of the asset.

a)	Trading activities

The minimum, maximum and average VaR for the six months ended June 30, 2016 and the year ended December 31, 2015, respectively, and the VaR as of June 30, 2016 and December 31, 2015, respectively, are as follows (Unit: Korean Won in millions):

	As of June 30, 2016	For the Six months ended June 30, 2016			As of December 31, 2015	For the year ended December 31, 2015
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	2,852	2,908	6,430	1,367	2,907	2,742	3,991	1,211
Stock price	4,063	3,259	5,028	2,304	3,186	2,411	4,377	531
Foreign currencies	4,406	5,268	7,686	3,967	3,997	3,415	4,847	2,329
Commodity price	83	137	258	21	117	102	218	5
Diversification	(3,944)	(6,478)	(10,283)	(4,034)	(5,017)	(3,858)	(6,910)	(411)

Total VaR	7,460	5,094	9,119	3,625	5,190	4,812	6,523	3,665

b)	Non-trading activities

The NII and NPV are calculated for the assets and liabilities owned by the Bank, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

Name of scenario	June 30, 2016		December 31, 2015
	NII	NPV	NII	NPV
Base case	4,320,119	25,667,748	4,268,994	22,459,308
Base case (Prepay)	4,349,263	23,515,973	4,263,055	21,436,504
IR 100bp up	4,709,525	24,700,548	4,660,195	21,765,828
IR 100bp down	3,909,508	26,718,273	3,878,609	23,209,960
IR 200bp up	5,098,799	23,811,511	5,051,345	21,126,072
IR 200bp down	3,065,563	27,862,701	3,147,319	24,016,548
IR 300bp up	5,488,073	22,995,060	5,442,493	20,536,349
IR 300bp down	2,103,465	30,267,692	2,128,308	25,362,393

The Bank estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows of principal amounts and interests from interest bearing assets and liabilities by re-pricing date are as follows (Unit: Korean Won in millions):

		June 30, 2016
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset	Loans and receivables	133,017,913	39,381,126	9,840,991	8,722,094	53,384,711	33,218,125	277,564,960
	AFS financial assets	3,232,516	2,715,634	1,892,178	2,184,552	5,665,054	707,376	16,397,310
	HTM financial assets	2,242,279	1,872,838	1,515,252	1,133,055	6,573,227	893,015	14,229,666

	Total	138,492,708	43,969,598	13,248,421	12,039,701	65,622,992	34,818,516	308,191,936

Liability	Deposits due to customers	91,257,592	41,668,350	27,922,478	19,910,324	30,849,934	34,920	211,643,598
	Borrowings	11,282,523	1,303,347	874,553	498,528	2,908,846	440,957	17,308,754
	Debentures	436,388	1,676,994	1,582,175	1,773,508	10,175,221	4,787,321	20,431,607

	Total	102,976,503	44,648,691	30,379,206	22,182,360	43,934,001	5,263,198	249,383,959

		December 31, 2015
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset	Loans and receivables	130,296,312	40,146,654	7,616,158	7,299,313	47,979,536	29,697,401	263,035,374
	AFS financial assets	1,188,579	2,135,433	2,785,775	2,004,210	6,382,340	671,525	15,167,862
	HTM financial assets	1,901,817	1,652,225	1,191,175	1,611,999	6,952,975	911,563	14,221,754

	Total	133,386,708	43,934,312	11,593,108	10,915,522	61,314,851	31,280,489	292,424,990

Liability	Deposits due to customers	92,616,415	31,482,728	21,066,115	27,393,198	30,105,572	26,201	202,690,229
	Borrowings	12,703,849	1,371,272	847,540	498,146	3,053,197	497,944	18,971,948
	Debentures	2,685,033	853,725	410,453	1,649,464	8,685,923	4,562,271	18,846,869

	Total	108,005,297	33,707,725	22,324,108	29,540,808	41,844,692	5,086,416	240,509,046

3)	Currency risk

Currency risk arises from monetary financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions and Korean Won in millions):

		June 30, 2016
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Won equivalent	Foreign currency	Won Equivalent	Foreign currency	Won equivalent	Foreign currency	Won Equivalent	Won equivalent	Won equivalent
Asset	Loans and receivables	22,413	26,104,633	115,653	1,309,360	439	76,751	1,145	1,483,565	2,334,076	31,308,385
	Financial assets at FVTPL	129	150,243	97	1,099	—	—	2	2733	16894	170,969
	AFS financial assets	534	622,030	—	—	—	—	1	629	59,943	682,602

	Total	23,076	26,876,906	115,750	1,310,459	439	76,751	1,148	1,486,927	2,410,913	32,161,956

Liability	Financial liabilities at FVTPL	177	206,196	472	5,347	—	—	56	72,523	87,815	371,881
	Deposits	10,196	11,875,287	116,262	1,316,263	1,263	220,685	403	521,924	977,810	14,911,969
	Borrowings	8,257	9,616,802	7,415	83,951	55	9,661	205	265,845	382,052	10,358,311
	Debentures	3,055	3,558,471	—	—	900	157,203	33	42,752	257,064	4,015,490
	Other financial liabilities	3,606	4,200,398	3,751	42,462	2,627	458,866	99	128,872	393,051	5,223,649

	Total	25,291	29,457,154	127,900	1,448,023	4,845	846,415	796	1,031,916	2,097,792	34,881,300

	Off-balance	8,546	9,953,128	29,491	333,886	706	123,265	495	641,419	480,078	11,531,776

		December 31, 2015
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset	Loans and receivables	21,657	25,381,941	110,841	1,077,383	549	97,920	1,134	1,451,547	1,166,917	29,175,708
	Financial assets at FVTPL	133	156,048	113	1,096	—	—	1	987	428	158,559
	AFS financial assets	336	393,424	—	—	—	—	—	622	43,542	437,588
	HTM financial assets	—	—	—	—	—	—	—	—	1,653	1,653

	Total	22,126	25,931,413	110,954	1,078,479	549	97,920	1,135	1,453,156	1,212,540	29,773,508

Liability	Financial liabilities at FVTPL	149	174,554	499	4,853	—	—	33	42,299	98,312	320,018
	Deposits	9,385	10,999,477	114,383	1,111,813	1,375	245,396	295	378,111	720,591	13,455,388
	Borrowings	8,524	9,990,013	17,834	173,350	26	4,611	438	561,393	272,248	11,001,615
	Debentures	3,054	3,578,711	5,680	55,209	900	160,632	33	42,257	477,459	4,314,268
	Other financial liabilities	1,973	2,312,844	3,169	30,807	2,572	459,120	69	87,974	477,936	3,368,681

	Total	23,085	27,055,599	141,565	1,376,032	4,873	869,759	868	1,112,034	2,046,546	32,459,970

	Off-balance	9,294	10,892,782	26,444	257,043	247	44,028	528	676,588	721,749	12,592,190

(3)	Liquidity risk

Liquidity risk refers to the risk that the Bank may encounter difficulties in meeting obligations due to its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Bank manages liquidity risk by identifying maturity gap, and then gap ratio through performing various cash flows analysis (i.e. based on remaining maturity and contract period, etc.); while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	688,177	—	—	—	168,684	—	856,861
Deposits due to customers	121,283,461	35,533,944	23,635,665	26,130,195	5,561,046	939,181	213,083,492
Borrowings	6,772,658	2,154,103	1,546,184	1,572,089	4,918,820	435,014	17,398,868
Debentures	436,588	1,676,843	1,581,846	1,774,066	10,174,777	4,787,383	20,431,503
Other financial liabilities	15,891,257	—	—	—	200676	2,584,341	18,676,274

Total	145,072,141	39,364,890	26,763,695	29,476,350	21,024,003	8,745,919	270,446,998

	December 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	727,766	55	54	11,850	161,240	—	900,965
Deposits due to customers	119,332,770	25,160,775	17,004,097	34,731,078	7,066,516	896,648	204,191,884
Borrowings	7,870,794	2,247,565	2,039,814	1,149,706	5,240,221	496,550	19,044,650
Debentures	2,684,833	853,791	410,595	1,649,300	8,685,715	4,562,188	18,846,422
Other financial liabilities	8,313,014	—	—	—	—	2,587,534	10,900,548

Total	138,929,177	28,262,186	19,454,560	37,541,934	21,153,692	8,542,920	253,884,469

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	688,177	—	—	—	168,684	—	856,861
Deposits due to customers	131,300,926	37,966,692	21,082,061	17,308,474	4,580,445	445,461	212,684,059
Borrowings	6,772,699	2,154,103	1,546,161	1,572,071	4,918,820	435,014	17,398,868
Debentures	436,588	1,676,843	1,581,846	1,774,066	10,174,777	4,787,383	20,431,503
Other financial liabilities	15,891,257	—	—	—	200676	2,584,341	18,676,274

Total	155,089,647	41,797,638	24,210,068	20,654,611	20,043,402	8,252,199	270,047,565

	December 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	727,766	55	54	11,850	161,240	—	900,965
Deposits due to customers	126,385,697	27,411,485	16,495,340	27,013,441	6,099,611	402,137	203,807,711
Borrowings	7,870,816	2,247,554	2,039,806	1,149,703	5,240,221	496,550	19,044,650
Debentures	2,684,833	853,791	410,595	1,649,300	8,685,715	4,562,188	18,846,422
Other financial liabilities	8,313,014	—	—	—	—	2,587,534	10,900,548

Total	145,982,126	30,512,885	18,945,795	29,824,294	20,186,787	8,048,409	253,500,296

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purposes are not managed in accordance with their contractual maturity, but the Bank holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. The cash flow from derivatives held for hedge purpose is estimated at the amount which is after offset of the cash inflow and outflow.

The cash flow by the maturity of derivative financial liabilities as of June 30, 2016 and December 31, 2015 are as follows (Unit: Korean Won in millions):

	Remaining maturity
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
June 30, 2016	2,416,055	—	13,431	—	—	—	2,429,486
December 31, 2015	2,568,446	—	—	—	—	—	2,568,446

4)	Maturity analysis of off-balance accounts

The Bank provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Bank should meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Bank agrees to make funds available to a customer in the future. Loan commitments which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Bank in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments, and other guarantees, however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korea Won in millions):

	June 30, 2016	December 31, 2015
Guarantees	15,910,061	17,507,149
Loan commitments	57,070,369	63,361,727

(4)	Operational risk

The Bank defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Bank maintains the operational risk management system under Basel II. The Bank developed advanced measurement approach to quantify required capital for operational risk. This system is used for reinforcement in market competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system was tested by the independent third party, and approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify the required capital for operational risk, the Bank applies advanced measurement approaches (AMA) using of internal loss data, business environment and internal control factors (BEICFs), and scenario analysis (SBA). For the operational risk management for its subsidiaries, the Bank adopted the basic indicator approach.

(5)	Capital management

The Bank complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in 2010, and has been implemented in Korea since December 2013. The capital adequacy ratio is calculated by dividing its own capital by asset (weighted with a risk premium – “risk weighted assets”) based on the separate financial statements of the Bank.

The Bank is required to maintain a minimum common equity Tier 1 ratio of at least 5.375% and 4.5%, a minimum Tier 1 ratio of 6.875% and 6% and a minimum total regulatory capital of 8.875% and 8% as of June 30, 2016 and December 31, 2015, respectively.

Details of the Bank’s capital adequacy ratio as of June 30, 2016 and December 31, 2015 and are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Tier 1 capital	13,713,255	13,047,567
Other Tier 1 capital	2,717,785	3,016,309
Tier 2 capital	4,865,881	4,987,529

Total risk-adjusted capital	21,296,921	21,051,405

Risk-weighted assets for credit risk	143,989,402	142,127,112
Risk-weighted assets for market risk	2,386,000	2,595,566
Risk-weighted assets for operational risk	9,397,769	9,348,221

Total risk-weighted assets	155,773,171	154,070,899

Common equity Tier 1 ratio	8.80%	8.47%
Tier 1 capital ratio	10.55%	10.43%

Total capital ratio	13.67%	13.66%

5.	OPERATING SEGMENTS

In evaluating the results of the Bank and allocating resources, the Bank’s Chief Operation Decision Maker (the “CODM”) utilizes the information per types of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by types of customers

The Bank’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided:

Details of products and services
Consumer banking	Loans/deposits and financial services for consumer, etc.
Corporate banking	Loans/deposits and export/import, financial services for corporations, etc.
Investment banking	Domestic/foreign investment, structured finance, M&A, equity and fund investment related business, venture advisory related tasks, real estate SOC development projects, etc.
Capital market	Fund management, investment securities and derivatives business, etc.
Headquarter and others	Segments that do not belong to above segments

1)	The details of assets and liabilities by each segment are as follows (Unit: Korean Won in millions):

	June 30, 2016
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments	Total
Assets	103,025,351	106,405,097	6,186,813	12,968,683	62,206,055	290,791,999	638,152	291,430,151
Liabilities	50,279,570	176,206,571	64,783	12,189,748	31,723,842	270,464,514	1,675,901	272,140,415

	December 31, 2015
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments	Total
Assets	95,612,963	107,313,193	6,646,754	7,903,460	58,248,294	275,724,664	852,244	276,576,908
Liabilities	46,049,310	170,127,944	41,772	6,410,552	31,478,927	254,108,505	3,579,085	257,687,590

2)	The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2016
	Consumer banking	Corporate banking	Investment banking	Capital Market	Headquarters and others	Sub-total	Adjustments	Total
Net interest income
Interest income	1,477,402	1,547,508	79,067	9,970	471,926	3,585,873	149,786	3,735,659
Interest expense	(517,960)	(915,304)	(85)	(117)	(328,263)	(1,761,729)	142,209	(1,619,520)
Inter-segment	(229,262)	233,048	(71,862)	20,214	47,862	—	—	—

	730,180	865,252	7,120	30,067	191,525	1,824,144	291,995	2,116,139

Net non-interest income
Non-interest income	471,714	268,261	291,061	3,725,729	2,154,545	6,911,310	73,285	6,984,595
Non-interest expense	(213,453)	(16,616)	(218,604)	(3,716,009)	(2,087,736)	(6,252,418)	(384,384)	(6,636,802)
Inter-segment	13,593	21,372	—	—	(34,965)	—	—	—

	271,854	273,017	72,457	9,720	31,844	658,892	(311,099)	347,793

Other expense
Administrative expense	(876,033)	(464,082)	(6,331)	(8,162)	(121,352)	(1,475,960)	—	(1,475,960)
Impairment losses due to credit loss and others	(30,567)	(239,450)	(62,911)	(6,429)	127,734	(211,623)	19,104	(192,519)

	(906,600)	(703,532)	(69,242)	(14,591)	6,382	(1,687,583)	19,104	(1,668,479)

Operating income	95,434	434,737	10,335	25,196	229,751	795,453	—	795,453
Non-operating income (expense)	(34,885)	(2,663)	22,977	—	26,526	11,955	—	11,955

Net income before income tax expense	60,549	432,074	33,312	25,196	256,277	807,408	—	807,408
Income tax expense	(14,653)	(108,574)	(8,062)	(6,097)	1,219	(136,167)	—	(136,167)

Net income	45,896	323,500	25,250	19,099	257,496	671,241	—	671,241

	For the six months ended June 30, 2015
	Consumer banking	Corporate banking	Investment banking	Capital Market	Headquarters and others	Sub-total	Adjustments	Total
Net interest income
Interest income	1,419,971	1,664,903	77,728	10,594	528,317	3,701,513	167,387	3,868,900
Interest expense	(661,081)	(958,005)	(9)	(42)	(397,110)	(2,016,247)	129,195	(1,887,052)
Inter-segment	(148,336)	110,804	(77,252)	8,636	106,148	—	—	—

	610,554	817,702	467	19,188	237,355	1,685,266	296,582	1,981,848

Net non-interest income
Non-interest income	423,044	251,942	210,747	2,164,594	1,067,831	4,118,158	(13,465)	4,104,693
Non-interest expense	(157,580)	(7,344)	(162,968)	(2,148,308)	(986,692)	(3,462,892)	(299,014)	(3,761,906)
Inter-segment	10,190	17,368	—	—	(27,558)	—	—	—

	275,654	261,966	47,779	16,286	53,581	655,266	(312,479)	342,787

Other expense
Administrative expense	(861,199)	(429,679)	(6,215)	(7,722)	(90,554)	(1,395,369)	—	(1,395,369)
Impairment losses due to credit loss and others	(8,507)	(561,872)	27,544	(16,396)	34,264	(524,967)	15,897	(509,070)

	(869,706)	(991,551)	21,329	(24,118)	(56,290)	(1,920,336)	15,897	(1,904,439)

Operating income	16,502	88,117	69,575	11,356	234,646	420,196	—	420,196
Non-operating income (expense)	(13,089)	(2,460)	23,870	24	117,431	125,776	—	125,776

Net income before income tax expense	3,413	85,657	93,445	11,380	352,077	545,972	—	545,972
Income tax expense	(826)	(15,485)	(22,614)	(2,754)	(57,793)	(99,472)	—	(99,472)

Net income	2,587	70,172	70,831	8,626	294,284	446,500	—	446,500

(2)	Information on financial products and services

The products of the Bank are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Of the Bank’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the six months ended June 30, 2016 and 2015 amounted to 10,579,712 million Won and 7,862,995 million Won, respectively, and revenue from the foreign customers amounted to 140,542 million Won and 110,598 million Won, respectively. Of the Bank’s non-current assets (investments in subsidiaries and associates, investment properties, premises and equipment and intangible assets), non-current assets located in Korea as of June 30, 2016 and December 31, 2015 are 6,434,076 million Won and 6,594,637 million Won, respectively, and in foreign countries are 8,675 million Won and 9,528 million Won, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Cash and checks	2,472,241	2,089,943
Foreign currencies	760,161	618,368
Demand deposits	1,123,991	2,649,974
Fixed deposits	30,282	82,041

Total	4,386,675	5,440,326

(2)	Material transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2016	2015
Changes in other comprehensive income due to valuation of AFS financial assets	42,649	31,819
Changes in other comprehensive income (loss) of foreign currencies translation of foreign operations	(192)	2,967
Changes in other comprehensive loss due to re-measurement of defined benefit liabilities	(44,727)	(26,082)
Changes in investments in subsidiaries and associates due to equity swap and others	—	100,662
Changes in investments in subsidiaries and associates due to accounts transfer	(130,596)	—
Changes in accrued dividends of hybrid equity securities	(347)	2,734
Changes in payables due to intangible assets	—	165,496

7.	FINANCIAL ASSETS AT FVTPL

As of June 30, 2016 and December 31, 2015, details of financial assets held for trading are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Deposits:
Gold banking assets	22,418	24,884
Securities:
Debt securities:
Korean treasury and government agencies	277,109	516,337
Financial institutions	853,264	601,248
Equity securities	25,919	41,332
Securities loaned	6,376	10,313

Sub-total	1,162,668	1,169,230

Derivative assets	2,371,462	2,375,511

Total	3,556,548	3,569,625

There are no financial assets designated at FVTPL as of June 30, 2016 and December 31, 2015.

8.	AVAILABLE FOR SALE FINANCIAL ASSETS

Details of AFS financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Debt securities:
Korean treasury and government agencies	2,957,686	2,743,074
Financial institutions	4,320,613	4,561,334
Corporates	2,909,684	2,708,023
Bond denominated in foreign currencies	647,270	392,465

Sub-total	10,835,253	10,404,896

Equity securities	1,298,952	1,177,079
Beneficiary certificates	4,635,378	3,562,361
Securities loaned	512,993	720,010
Others	—	5,308

Total	17,282,576	15,869,654

9.	HELD TO MATURITY FINANCIAL ASSETS

Details of HTM financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Korean treasury and government agencies	3,502,977	3,366,942
Financial institutions	4,769,347	4,138,250
Corporates	5,372,685	6,020,607
Bond denominated in foreign currencies	—	1,653

Total	13,645,009	13,527,452

10.	LOANS AND RECEIVABLES

(1)	Details of loans and receivables are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Due from banks	8,255,936	10,153,484
Loans	225,047,630	213,495,430
Other loan and receivables	12,334,443	7,434,246

Total	245,638,009	231,083,160

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Due from banks in local currency:
Due from the Bank of Korea (“BOK”)	6,308,089	6,885,516
Due from the deposit banks	—	300,000
Due from non-monetary financial institutions	—	50,000
Others	23,463	24,525
Allowance for credit losses	(1,532)	(2,063)

Sub-total	6,330,020	7,257,978

Due from banks in foreign currencies:
Due from banks on demand	902,515	1,915,316
Time deposits	577,106	461,959
Others	447,361	519,542
Allowances for credit losses	(1,066)	(1,311)

Sub-total	1,925,916	2,895,506

Total	8,255,936	10,153,484

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	June 30, 2016	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The BOK	6,308,089	Reserve deposits under the BOK Act
Others	Samsung Securities Co., Ltd. and others	23,463	Deposits for futures and option trading and others

Sub-Total		6,331,552

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	902,515	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities Co. Ltd. and others	447,361	Deposits for foreign futures and option trading and others

Sub-Total		1,349,876

Total		7,681,428

	Counterparty	December 31, 2015	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The BOK	6,885,516	Reserve deposits under the BOK Act
Others	Samsung Securities Co., Ltd. and others	24,525	Deposits for futures and option trading and others

Sub-Total		6,910,041

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	1,915,316	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities Co., Ltd. and others	519,542	Deposits for foreign futures and option trading and others

Sub-Total		2,434,858

Total		9,344,899

(4)	Details of loans are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Loans in local currency	189,952,360	184,220,598
Loans in foreign currencies	9,116,929	8,946,086
Domestic banker’s letter of credit	4,493,550	4,805,433
Bills bought in foreign currencies	7,935,582	6,605,617
Bills bought in local currency	97,371	71,701
Factoring receivables	143,541	149,515
Advances for customers on guarantees	54,656	42,049
Privately placed bonds	261,287	250,023
Call loans	2,676,193	2,383,536
Bonds purchased under resale agreements	11,814,953	7,395,100
Loan origination costs and fees	447,612	429,778
Others	21,959	41,967
Present value discount	(83)	(89)
Allowance for credit losses	(1,968,280)	(1,845,884)

Total	225,047,630	213,495,430

(5)	Details of other loans and receivables are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Receivables	10,156,539	5,299,202
Accrued income	948,275	877,436
Telex and telephone subscription rights and refundable deposits	1,022,659	1,028,250
Other receivables	549,418	643,586
Allowance for credit losses	(342,448)	(414,228)

Total	12,334,443	7,434,246

(6)	Changes in the allowances for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2016
	Consumers	Corporates	Others	Total
Beginning balance	(196,056)	(1,649,828)	(417,602)	(2,263,486)
Net reversal of provision (net provision)	(43,611)	(430,539)	71,511	(402,639)
Recoveries of loans previously charged off	(24,386)	(130,207)	—	(154,593)
Charge-offs	71,614	195,370	397	267,381
Sales of loans and receivables	1,640	179,513	648	181,801
Unwinding effect	5,294	39,899	—	45,193
Others	(16)	13,033	—	13,017

Ending balance	(185,521)	(1,782,759)	(345,046)	(2,313,326)

	For the six months ended June 30, 2015
	Consumers	Corporates	Others	Total
Beginning balance	(319,739)	(2,078,298)	(332,880)	(2,730,917)
Net reversal of provision (net provision)	(78,928)	(650,833)	30,811	(698,950)
Recoveries of loans previously charged off	(13,549)	(63,039)	—	(76,588)
Charge-offs	154,973	645,923	235	801,131
Sales of loans and receivables	2,242	84,061	801	87,104
Unwinding effect	6,627	51,523	—	58,150
Others	(145)	96,255	—	96,110

Ending balance	(248,519)	(1,914,408)	(301,033)	(2,463,960)

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Bank maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Bank’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•	Level 1 - fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•	Level 2 - fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in over-the-counter (“OTC”) but not required significant judgment.

•	Level 3 - fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Bank’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value is as follows (Unit: Korean Won in millions):

	June 30, 2016
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	22,418	—	—	22,418
Debt securities	277,109	853,264	—	1,130,373
Equity securities	25,919	—	—	25,919
Securities loaned	6,376	—	—	6,376
Derivative assets	6,542	2,277,031	87,889	2,371,462

Sub-total	338,364	3,130,295	87,889	3,556,548

AFS financial assets
Debt securities	1,457,335	9,377,918	—	10,835,253
Equity securities	354,291	—	944,661	1,298,952
Beneficiary certificates	—	4,193,561	441,817	4,635,378
Securities loaned	399,250	113,743	—	512,993

Sub-total	2,210,876	13,685,222	1,386,478	17,282,576

Derivative assets	—	292,078	102	292,180

Total	2,549,240	17,107,595	1,474,469	21,131,304

	June 30, 2016
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial liabilities:
Financial liabilities held for trading
Deposits	22,185	—	—	22,185
Derivative liabilities	888	2,326,648	88,519	2,416,055

Sub-total	23,073	2,326,648	88,519	2,438,240

Financial liabilities designated at FVTPL
Equity-linked securities	—	10,639	677,538	688,177
Debentures	—	95,583	—	95,583

Sub-total	—	106,222	677538	783,760

Derivative liabilities	—	13,431	—	13,431

Total	23,073	2,446,301	766,057	3,235,431

	December 31, 2015
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	24,884	—	—	24,884
Debt securities	516,337	601,248	—	1,117,585
Equity securities	41,332	—	—	41,332
Securities loaned	10,313	—	—	10,313
Derivative assets	419	2,296,416	78,676	2,375,511

Sub-total	593,285	2,897,664	78,676	3,569,625

AFS financial assets
Debt securities	1,512,104	8,892,792	—	10,404,896
Equity securities	343,335	—	833,744	1,177,079
Beneficiary certificates	—	3,196,465	365,896	3,562,361
Securities loaned	669,834	50,176	—	720,010
Others	—	—	5,308	5,308

Sub-total	2,525,273	12,139,433	1,204,948	15,869,654

Derivative assets	—	177,155	5,973	183,128

Total	3,118,558	15,214,252	1,289,597	19,622,407

Financial liabilities:
Financial liabilities held for trading
Deposits	24,872	—	—	24,872
Derivative liabilities	136,845	2,353,000	78,601	2,568,446

Sub-total	161,717	2,353,000	78,601	2,593,318

Financial liabilities designated at FVTPL
Equity-linked securities	—	10,660	747,351	758,011
Debentures	—	96,851	—	95,851

Sub-total	—	107,511	747,351	854,862

Total	161,717	2,460,511	825,952	3,448,180

(*1)	There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Bank recognizes transfers between the Levels at the end of reporting period within which events have occurred or conditions have changed.
(*2)	Certain AFS unquoted equity securities were measured at cost as of June 30, 2016 and December 31, 2015, that are amounting to 15,223 million Won and 20,047 million Won, respectively. These unquoted equity instruments mostly represent minority investments in structured entity vehicles such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value were not available to obtain, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, there were no indicators of impairments in these investments and the Bank has no intention to dispose these investments in the foreseeable future.

Certain financial assets are carried at cost, even though under K-IFRS it is required to be remeasured at their fair value, since they do not have quoted market prices in an active market and cannot be measured reliably at fair value. The carrying amount of the financial assets which have been disposed for the six months ended June 30, 2016 is 160 million Won and related loss from the disposals is 41 million Won.

Financial assets and liabilities at FVTPL, AFS financial assets, financial assets and liabilities held for trading and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Bank establishes the fair value using valuation techniques. Fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement technique	Input variables
Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk free market rate of return and credit spread

Equity securities

Among Discounted Cash Flow (“DCF”) Model, Free Cash Flow to Equity (“FCFE”) Model, comparable company analysis, dividend discount model, risk-adjusted rate of return method, and net asset value method, one or more methods are used given the characteristic of the subject of fair value measurement.

Risk free market rate of return, market risk premium, corporate beta

Derivatives

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, and currency swap that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.

Equity-linked securities	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, risk-free market rate, market rate, dividend and convenience yield, correlation, volatility, credit spread, and foreign exchange rate

Debentures	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Bank.	Risk free market rate of return and forward rate

Measurement techniques of the financial assets and financial liabilities of level 3 that are recorded at fair value and significant, unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Correlation	0.31~0.861	Volatility of fair value increases as correlation increases
		Historical variability	27.5%~40.9%	Volatility of fair value increases as historical variability increases
		Credit risk adjustment ratio	99.73%	Fair value decreases as credit risk adjustment ratio increases
Derivative liabilities	Option valuation model and others	Correlation	0.31~0.861	Volatility of fair value increases as correlation increases
		Historical variability	27.5%~40.9%	Volatility of fair value increases as historical variability increases
Equity-linked securities	Monte Carlo Simulation and others	Correlation	0.343~0.791	Compound financial instrument’s fair value increases as both of historical variability and correlation increase
		Historical variability	15.1%~46.3%	When correlation decreases, however, despite of increase of historical variability, the fair value of compound financial instrument may decrease
Equity securities	External appraisal value and others	Expected growth rate	0%~1%	Fair value increases as expected growth rate increases

Fair value of financial assets and liabilities classified into level 3 is measured by the Bank using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Bank and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2016
	January 1, 2016	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	June 30, 2016
Financial assets:
Financial assets held for trading
Derivative assets	78,676	33,115	—	(1,075)	(22,827)	—	87,889

AFS financial assets
Equity securities (*3)	833,744	(2,418)	46,394	188,676	(104,280)	(17,455)	944,661
Beneficiary certificates	365,896	134	(714)	88,363	(11,862)	—	441,817
Others	5,308	594	(642)	—	(5,260)	—	—

Sub-total	1,204,948	(1,690)	45,038	277,039	(121,402)	(17,455)	1,386,478

Derivative assets	5,973	3,619	—	—	(9,490)	—	102

Total	1,289,597	35,044	45,038	275,964	(153,719)	(17,455)	1,474,469

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	78,601	32,254	—	—	(22,336)	—	88,519
Financial liabilities designated at FVTPL
Equity-linked securities	747,351	(47,721)	—	983	(23,075)	—	677,538

Total	825,952	(15,467)	—	983	(45,411)	—	766,057

(*1)	The gain amounting to 47,383 million Won for the six months ended June 30, 2016 which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the separate statement of comprehensive income.
(*2)	The Bank recognizes transfers among levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	AFS financial assets were transferred out of level 3 to level 1 upon the change of the fair value measurement method of the assets by using quoted prices in the active market from previously using the external valuation specialists. Also, AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using the external valuation specialists from previously using quoted prices in the active market.

	For the six months ended June 30, 2015
	January 1, 2015	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	June 30, 2015
Financial assets:
Financial assets held for trading
Derivative assets (*3)	48,691	55,669	—	(710)	(52,335)	(1,009)	50,306

AFS financial assets
Equity securities (*4)	883,828	(28,437)	42,119	49,679	(23,980)	(11,540)	911,669
Beneficiary certificates	352,118	5,756	(8,145)	65,266	(57,731)	—	357,264
Others	14,241	(7,063)	1,484	—	(3,239)	—	5,423

Sub-total	1,250,187	(29,744)	35,458	114,945	(84,950)	(11,540)	1,274,356

Derivative assets	11,946	4,176	—	—	(9,411)	—	6,711

Total	1,310,824	30,101	35,458	114,235	(146,696)	(12,549)	1,331,373

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*3)	41,711	56,111	—	6,332	(50,210)	(934)	53,010
Financial liabilities designated at FVTPL
Equity-linked securities	361,993	9,067	—	746,889	(276,994)	—	840,955

Total	403,704	65,178	—	753,221	(327,204)	(934)	893,965

(*1)	The loss amounting to 42,779 million Won for the six months ended June 30, 2015 which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the separate statement of comprehensive income.
(*2)	The Bank recognizes transfers among levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	As the variables used for the valuation of equity and interest related derivatives were observable in the market, such derivatives were transferred into level 2 from level 3.
(*4)	AFS financial assets were transferred out of level 3 to level 1 upon the change of the fair value measurement method of the assets by using quoted prices in the active market from previously using the external valuation specialists. Also, AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using the external valuation specialists from previously using quoted prices in the active market.

(4)	Sensitivity analysis on the unobservable inputs used for measuring level 3 financial instruments

The sensitivity analysis of the financial instruments is performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, and equity-linked securities of which fair value changes are recognized as net income; (2) equity securities and beneficiary certificates of which fair value changes are recognized as other comprehensive income. Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.

The following table presents the sensitivity analysis which is based on reasonable estimates to explain the effect of reasonably possible alternative assumptions on the fair value of a level 3 financial instruments as of June 30, 2016 and December 31, 2015 (Unit: Korean Won in millions):

	As of June 30, 2016				As of December 31, 2015
	Net income (loss)		Other comprehensive income (loss)		Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivative assets (*1)(*2)	9,412	(9,420)	—	—	10,674	(9,729)	—	—
AFS financial Assets
Equity securities (*3)	—	—	23,938	(16,116)	—	—	30,749	(18,528)
Beneficiary certificates (*4)	—	—	2,817	(2,754)	—	—	4,102	(3,875)
Others (*4)	—	—	—	—	—	—	80	(80)

Total	9,412	(9,420)	26,755	(18,870)	10,674	(9,729)	34,931	(22,483)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)(*2)	12,901	(10,827)	—	—	13,469	(12,281)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	2,271	(2,269)	—	—	2,289	(2,247)	—	—

Total	15,172	(13,096)	—	—	15,758	(14,528)	—	—

(*1)	Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate and currency related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing volatility of interest rate and credit risk adjustment ratio, which are major unobservable variables, by 10%, respectively.
(*2)	Both derivative assets (and liabilities) held for trading and hedging are included.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.
(*4)	Among the equity securities, even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.
(*5)	Fair value changes of other securities are calculated by increasing or decreasing price fluctuation of trust property or real estate which is underlying assets and discount rate by 1%. The prices of trust property and real estates and discount rate are major unobservable variables.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	June 30, 2016
	Fair value				Carrying
	Level 1	Level 2	Level 3	Total	Value
Financial assets:
HTM financial assets	764,899	13,075,127	—	13,840,026	13,645,009
Loans and receivables	—	—	249,940,801	249,940,801	245,638,009
Financial liabilities:
Deposits due to customers	—	210,724,931	—	210,724,931	210,316,796
Borrowings	—	17,205,614	—	17,205,614	17,119,036
Debentures	—	19,311,041	—	19,311,041	18,742,745
Other financial liabilities	—	22,225,945	—	22,225,945	22,226,346

	December 31, 2015
	Fair value				Carrying
	Level 1	Level 2	Level 3	Total	Value
Financial assets:
HTM financial assets	1,045,022	12,674,538	—	13,719,560	13,527,452
Loans and receivables	—	—	234,582,035	234,582,035	231,083,160
Financial liabilities:
Deposits due to customers	—	200,384,040	—	200,384,040	201,353,128
Borrowings	—	18,811,895	—	18,811,895	18,760,947
Debentures	—	17,594,292	—	17,594,292	17,259,749
Other financial liabilities	—	16,110,862	—	16,110,862	16,111,469

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Bank determines the fair value using alternative assumptions through developing fair value measurement methods. Alternative assumptions and fair value measurement methods for financial assets and liabilities that are measured at amortized costs are given as follows:

	Fair value measurement technique	Input variables
Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk free market rate of return and credit spread

Loans and receivables

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk free market rate of return, credit spread and prepayment ratio

Deposits due to customers, borrowings and debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Bank.	Risk free market rate of return and forward rate

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial assets

1)	Transferred financial assets that meet condition of derecognition

The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the separate financial statements of the Bank through disposals, but the Bank still have continuous involvements are as follows (Unit: Korean Won in millions):

	June 30, 2016
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

	December 31, 2015
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

(*)	For ex-post settling up amount of the collateral is not fixed yet, expected cash flow cannot be reliably measured as of June 30, 2016 and December 31, 2015, and the maximum exposure to loss is disclosed at the transfer price. Though the transfer does not qualify for derecognition in accordance with K-IFRS 1039 Financial Instrument: Recognition and Measurement, the Bank derecognized the financial asset from the separate financial statements applying exception for retrospective application of transactions before the date of transition to IFRSs in K-IFRS 1101 First-time Adoption of K-IFRS.

2)	Transferred financial assets that do not meet condition of derecognition

a)	Bonds sold under repurchase agreements

The financial instruments that were disposed but the Bank agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		June 30, 2016	December 31, 2015
Transfer assets	AFS financial assets	95,923	43,149
	HTM financial assets	12,334	139,340

	Total	108,257	182,489

Liabilities	Bonds sold under repurchase agreements	68,509	111,529

b)	Securities loaned

When the Bank loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period and therefore the Bank does not derecognize them from the separate financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership. The carrying amounts of securities loaned are as follows (Unit: Korean Won in millions):

		June 30, 2016	December 31, 2015	Loaned to
Financial assets at FVTPL	Equity securities-listed stock	6,376	10,313	Samsung Securities Co., Ltd. and others
AFS financial assets	Debt securities-Korean treasury and government agencies	512,993	720,010	Korea Securities Finance Corporation and others

		519,369	730,323

The details of the transferred financial assets that are not derecognized in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are explained in Note 18.

(2)	The offset between financial assets and liabilities

The Bank possesses both the uncollected domestic exchange receivables and unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables, respectively, and has been disclosed in loans and receivables or other financial liabilities of the Bank’s separate statements of financial position respectively.

The Bank possesses the derivative assets, derivative liabilities, receivable spot exchange, and payable spot exchange which do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Bank the right of, under the circumstances of the trading party’s defaults, insolvency, or bankruptcy, the offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency, or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange, and the net amount of payable spot exchange can be offset.

The Bank has entered into a sale and repurchase agreements and accounted it as collateralized borrowing. Also, the Bank has entered into a purchase and resale agreement and accounted it as secured loans. The repurchase and resale agreement can have the offsetting right only under the trading party’s default, insolvency, or bankruptcy which do not satisfy the offsetting criteria of K-IFRS 1032, the Bank recorded the collateralized borrowings in borrowings and the secured loans in loans and receivables. The Bank under the repurchase agreements has offsetting right only upon the counter-party’s default, insolvency or bankruptcy, thus the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement of which do not satisfy the offsetting criteria of K-IFRS 1032. The Bank disclosed bonds sold (purchased) under repurchase agreements as borrowings (loans and receivables).

As of June 30, 2016 and December 31, 2015, the financial instruments to be set off and may be covered by master netting agreements and similar agreements are given as below (Unit: Korean Won in millions):

	June 30, 2016
	Gross amounts of	Gross amounts of recognized	Net amounts of	Related amounts not set off in the separate statement of financial position		Net amounts
	recognized financial assets	financial liabilities set off	financial assets presented	Master netting agreement	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,656,240	14,728	2,641,512	11,068,160	—	903,795
Receivable spot exchange (*2)	9,330,443	—	9,330,443
Bonds purchased under resale agreements (*2)	11,805,800	—	11,805,800	11,805,800	—	—
Domestic exchanges receivable (*2)(*5)	29,615,686	29,151,313	464,373	—	—	464,373

Total	53,408,169	29,166,041	24,242,128	22,873,960	—	1,368,168

	June 30, 2016
	Gross amounts of	Gross amounts of	Net amounts of	Related amounts not set off in the separate statement of financial position		Net Amounts
	recognized financial liabilities	recognized financial assets set off	financial liabilities presented	Master netting agreement	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	2,888,231	14,728	2,873,503	11,485,653	94,175	623,309
Payable spot exchange (*3)	9,329,634	—	9,329,634
Bonds sold under repurchase agreements (*4)	68,509	—	68,509	68,509	—	—
Domestic exchanges payable (*3)(*5)	33,465,631	29,151,313	4,314,318	4,314,318	—	—

Total	45,752,005	29,166,041	16,585,964	15,868,480	94,175	623,309

	December 31, 2015
	Gross amounts of	Gross amounts of recognized	Net amounts of	Related amounts not set off in the separate statement of financial position		Net amounts
	recognized financial assets	financial liabilities set off	financial assets presented	Master netting agreement	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,560,610	8,857	2,551,753	5,566,120	53,162	1,234,707
Receivable spot exchange (*2)	4,302,236	—	4,302,236
Bonds purchased under resale agreements (*2)	7,395,100	—	7,395,100	7,395,100	—	—
Domestic exchanges receivable (*2)(*5)	29,975,508	29,467,000	508,508	—	—	508,508

Total	44,233,454	29,475,857	14,757,597	12,961,220	53,162	1,743,215

	December 31, 2015
	Gross amounts of	Gross amounts of	Net amounts of	Related amounts not set off in the separate statement of financial position		Net amounts
	recognized financial liabilities	recognized financial assets set off	financial liabilities presented	Master netting agreement	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,132,885	8,857	3,124,028	6,156,089	173,268	1,095,727
Payable spot exchange (*3)	4,301,056	—	4,301,056
Bonds sold under repurchase agreements (*4)	111,529	—	111,529	111,529	—	—
Domestic exchanges payable (*3)(*5)	31,487,717	29,467,000	2,020,717	2,020,717	—	—

Total	39,033,187	29,475,857	9,557,330	8,288,335	173,268	1,095,727

(*1)	The items include derivatives held for trading, held for hedging and equity-linked securities.
(*2)	The items are included in loans and receivables.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

(1)	The Bank has the following subsidiaries (Unit: Korean Won in 100 millions, USD in 10 thousands, CNY and RUB in 100 millions, IDR in 100 millions, BRL in 10 thousands):

Subsidiaries	Location	Capital stock		Main business
Woori FIS Co., Ltd.	Korea	KRW	245	System software development & maintenance
Woori Private Equity	Korea	KRW	300	Finance
Woori Finance Research Institute	Korea	KRW	30	Other service business
Woori Card	Korea	KRW	8,463	Finance
Woori Investment Bank	Korea	KRW	2,371	Other credit finance business
Woori Private Equity Fund (*1)(*2)	Korea	KRW	1,593	Other financial business
Woori Credit Information Co., Ltd.	Korea	KRW	50	Credit information
Woori America Bank	America	USD	12,250	Finance
PT Bank Woori Saudara Indonesia 1906 Tbk	Indonesia	IDR	5,211	”
Woori Global Markets Asia Ltd.	Hong Kong	USD	10,000	”
Woori Bank China Limited(*3)	China	CNY	21.6	”
Zao Woori Bank	Russia	RUB	14.5	”
Woori Brazil Bank	Brazil	BRL	7,709	”
Korea BTL Infrastructure Fund(*4)	Korea	KRW	7,498	”
Woori Fund Service Co., Ltd.	Korea	KRW	100	”
Woori Finance Cambodia	Cambodia	USD	300	”
Woori Finance Myanmar	Myanmar	USD	200	”

	June 30, 2016			December 31, 2015
Subsidiaries	Number of shares owned	Percentage of ownership (%)	Financial statements as of	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori FIS Co., Ltd.	4,900,000	100.0	Jun 30,2016	4,900,000	100.0	Dec.31,2015
Woori Private Equity	6,000,000	100.0	Jun 30,2016	6,000,000	100.0	Dec.31,2015
Woori Finance Research Institute	600,000	100.0	Jun 30,2016	600,000	100.0	Dec.31,2015
Woori Card	169,266,200	100.0	Jun 30,2016	169,266,200	100.0	Dec.31,2015
Woori Investment Bank	275,761,491	58.2	Jun 30,2016	275,761,491	58.2	Dec.31,2015
Woori Private Equity Fund (*1)(*2)	46,061	28.9	Jun 30,2016	48,340	28.9	Dec.31,2015
Woori Credit Information Co., Ltd.	1,008,000	100.0	Jun 30,2016	1,008,000	100.0	Dec.31,2015
Woori America Bank	24,500,000	100.0	Jun 30,2016	24,500,000	100.0	Dec.31,2015
PT Bank Woori Saudara Indonesia 1906 Tbk	3,754,701,359	74.0	Jun 30,2016	3,754,701,359	74.0	Dec.31,2015
Woori Global Markets Asia Ltd.	78,000,000	100.0	Jun 30,2016	78,000,000	100.0	Dec.31,2015
Woori Bank China Limited (*3)	—	100.0	Jun 30,2016	—	100.0	Dec.31,2015
Zao Woori Bank	57,999,999	100.0	Jun 30,2016	57,999,999	100.0	Dec.31,2015
Woori Brazil Bank	77,093,999	100.0	Jun 30,2016	77,093,999	100.0	Dec.31,2015
Korea BTL Infrastructure Fund (*4)	149,762,615	99.9	Jun 30,2016	146,157,413	99.9	Dec.31,2015
Woori Fund Service Co., Ltd.	2,000,000	100.0	Jun 30,2016	2,000,000	100.0	Dec.31,2015
Woori Finance Cambodia	3,000,000	100.0	Jun 30,2016	3,000,000	100.0	Dec.31,2015
Woori Finance Myanmar	200,000	100.0	Jun 30,2016	200,000	100.0	Dec.31,2015

(*1)	As Woori Private Equity, which is a subsidiary of the Bank, has a control over Woori Private Equity Fund as its general partner, it is deemed that the Bank has a control over the entity.
(*2)	Due to refund of capital invested occurred during the six months ended June 30, 2016, both capital stock and the number of shares have decreased.
(*3)	The functional currency of Woori Bank China Limited has changed from USD to CNY.
(*4)	Due to paid-in capital increase occurred during the six months ended June 30, 2016, both capital stock and the number of shares have increased.

(2)	As for the structured entities in accordance with K-IFRS 1110 and K-IFRS 1112, it is determined that the Bank controls the entity after considering facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from the its involvement with the entity, and the Bank’s ability to affect the returns through its power over the entity.

a)	Details of structured entities which the Bank controls are as follows:

	As of June 30, 2016
SPEs	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 14 structures entities	Korea	Asset securitization	—	Jun.30,2016
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	”	15.0	Jun.30,2016
Money Trust by Trust Business Act (*2)
Principle Guaranteed Trust and Principle and Interest Guaranteed Trust	Korea	Trust	—	Jun.30,2016
Structured entities established for investment in securities and others
Haeoreum Short-term Bond 15th and 33 structures entities	Korea	Securities investments	100.0	Jun.30,2016
Consus Sakhalin Real Estate Investment Trust 1st	Korea	”	75.0	Jun.30,2016

	As of December 31, 2015
SPEs	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 14 structures entities	Korea	Asset securitization	—	Dec.31,2015
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	”	15.0	Dec.31,2015
Money Trust by Trust Business Act (*2)
Principle Guaranteed Trust and Principle and Interest Guaranteed Trust	Korea	Trust	—	Dec.31,2015
Structured entities established for investment in securities and others
Haeoreum Short-term Bond 15th and 33 structures entities	Korea	Securities investments	100.0	Dec.31,2015
Consus Sakhalin Real Estate Investment Trust 1st	Korea	”	75.0	Dec.31,2015

(*1)	It is determined that the Bank controls the entity after considering all the facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity, and the Bank’s ability to affect the returns through its power over the entity, even though the Bank holds less than 50% ownership interest of the entity.
(*2)	The Bank controls the trust because it has power that determines the operational performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal and fixed rate of return.

b)	The following companies have been excluded from the consolidation scope despite of the Bank’s holding of majority ownership interest over the companies as of June 30, 2016 and December 31, 2015:

	As of June 30, 2016
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities investments	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities investments	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities investments	88.9

	As of December 31, 2015
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities investments	60.0
Heungkuk High Class Private Equity Securities Investment Trust 377th (*)	Korea	Securities investments	51.3
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities investments	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities investments	88.9

(*)	The Bank owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As such, it is deemed that the Bank has no power or control on the structured entities.

(3)	Investments in associates are as follows (Unit: Korean Won in 100 millions):

				June 30, 2016
Investee	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Inc. (*1)(*5)(*15)	Korea	7,900	Manufacturing	22,357,561	14.2	Mar. 31, 2016
Woori Blackstone Korea Opportunity No.1 Private Equity Fund (*8)	Korea	1,264	Finance	27,102,240,530	21.4	Jun. 30, 2016
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight & staffing	4,704	4.9	May. 31, 2016
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	180,000	9.9	Jun. 30, 2016
Korea Finance Security Co., Ltd. (*3)	Korea	60	Security service	180,000	15.0	May 31, 2016
Chin Hung International Inc. (*3)(*5)	Korea	769	Construction	43,709,400	28.4	May 31, 2016
Poonglim Industrial Co., Ltd. (*6) (*7)	Korea	736	Construction	4,146,811	29.3	Mar. 31, 2016
STX Engine Co., Ltd. (*1)(*5)(*6)	Korea	691	Manufacturing	8,082,650	29.2	Mar. 31, 2016
Samho International Co., Ltd. (*1)(*5)	Korea	759	Construction	1,190,000	7.8	Jun. 30, 2016
Force TEC Co., Ltd. (*4)	Korea	118	Freight & staffing	8,087,128	34.4	—
STX Corporation (*1)(*5)(*6)	Korea	748	Wholesale	4,472,248	15.0	Mar. 31, 2016
Osung LST Co., Ltd. (*1)(*5)(*6)	Korea	620	Manufacturing	13,817,333	11.1	Mar. 31, 2016
Saman Corporation (*2)(*12)(*15)	Korea	7	Construction & Technology Service	12,542	9.2	Mar. 31, 2016
Dongwoo C & C Co., Ltd.(*4)	Korea	7	Construction	13,317	23.2	—
SJCO Co., Ltd. (*4)	Korea	26	Aggregate transportation and Wholesale	70,529	26.5	—
G2 collection Co., Ltd. (*4)	Korea	2	Wholesale and retail sales	12,574	28.9	—
The Base Enterprise Co., Ltd. (*4)(*10)	Korea	7	Manufacturing	68,470	48.4	—
Heungjiwon Co., Ltd. (*4)(*10)	Korea	6	Other printing	32,849	27.8	—
Kyesan Engineering Co., Ltd. (*4)(*10)	Korea	13	Construction	60,581	23.2	—
Good Software Lab Co., Ltd. (*4)(*10)	Korea	3	Service	17,121	28.9	—
Wongwang Co., Ltd. (*4)(*10)	Korea	1	Wholesale and real estate	2,590	29.0	—
Sejin Construction Co., Ltd. (*4)(*9)	Korea	4	Construction	12,123	29.6	—
Gachi Staff Co., Ltd. (*4)(*10)	Korea	2	Wholesale	10,803	27.1	—
Deokwon Food Co., Ltd. (*4)(*10)	Korea	3	Poultry processing and storage	14,300	27.3	—
QTS Shipping Co., Ltd. (*4)(*9)	Korea	3	Complex transportation brokerage	17,460	49.4	—
K-Growth crowd 2step Fund (*11)	Korea	31	Other finance	800,000,000	25.8	Jun. 30, 2016
Woori Growth Partnerships New Technology Private Equity Fund (*11)	Korea	235	Other finance	30,000,000,000	23.1	Jun. 30, 2016

				December 31, 2015
Investee	Location	Capital	Main Business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Inc. (*1)(*5)(*15)	Korea	7,900	Manufacturing	22,357,561	14.2	Dec. 31, 2015
Woori Blackstone Korea Opportunity No.1 Private Equity Fund (*8)	Korea	1,664	Finance	35,682,969,783	21.4	Dec. 31, 2015
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight & staffing	4,704	4.9	Nov. 30, 2015
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	180,000	9.9	Dec. 31, 2015
Korea Finance Security Co., Ltd. (*3)	Korea	60	Security service	180,000	15.0	Nov. 30, 2015
United PF 1st Corporate Financial Stability (*13)	Korea	9,732	Finance	171,585	17.7	Dec. 31, 2015
Chin Hung International Inc. (*3)(*5)	Korea	769	Construction	43,709,400	28.4	Nov. 30, 2015
Poonglim Industrial Co., Ltd. (*6) (*7)	Korea	736	Construction	4,146,811	28.9	Sep. 30, 2015
STX Engine Co., Ltd. (*1)(*5)(*6)	Korea	691	Manufacturing	8,082,650	29.2	Sep. 30, 2015
Samho International Co., Ltd. (*1)(*5)	Korea	759	Construction	1,190,000	7.8	Dec. 31, 2015
Force TEC Co., Ltd. (*4)	Korea	118	Freight & staffing	8,087,128	34.4	—
Hana Engineering & Construction Co., Ltd. (*14)	Korea	39	Construction	177,874	22.4	—
STX Corporation (*1)(*5)(*6)	Korea	748	Wholesale of Non-Specialized Goods	4,472,248	15.0	Sep. 30, 2015
Osung LST Co., Ltd. (*1)(*5)(*6)	Korea	620	Manufacturing	13,817,333	11.1	Sep. 30, 2015
Saman Corporation (*2)(*12)(*15)	Korea	341	General Construction Technology Service	627,124	9.2	Dec. 31, 2015
Dongwoo C & C Co.,Ltd.(*4)	Korea	7	Construction	13,317	23.2	—
SJCO Co.,Ltd. (*4)	Korea	26	Aggregate transportation and Wholesale	70,529	26.5	—
Ilyang construction Co., Ltd. (*14)	Korea	13	Construction	105,936	40.0	—
G2 collection Co.,Ltd. (*4)	Korea	2	Wholesale and retail sales	12,574	28.9	—

(*1)	The Bank has significant influence in the creditors’ council which is the decision making body regarding to financial and operational policies of the entities.
(*2)	The Bank can participate in the decision making body and exercise significant influence over Korea Credit Bureau Co., Ltd. and Saman Corporation through business partnerships.
(*3)	As the financial statements as of June 30, 2016 and December 31, 2015 are not available, the Bank applied the equity method by using the financial statements as of May 31, 2016 and November 30, 2015 and adjusted the effects of significant transactions or events that occurred between the dates of those financial statements. Meanwhile, significant portion of business for Woori Service Networks Co., Ltd. and Korea Finance Security Co., Ltd. is transacted with the Bank.
(*4)	The carrying value of investments in Force TEC Co., Ltd. and Dongwoo C & C Co., Ltd., SJCO Co.,Ltd., and G2 collection Co., Ltd., The Base Enterprise Co., Ltd., Heungjiwon Co., Ltd., Kyesan Engineering Co., Ltd., Good Software Lab Co., Ltd., Wongwang Co., Ltd., Sejin Construction Co., Ltd., Gachi Staff Co., Ltd., Deokwon Food Co., Ltd. and QTS Shipping Co.,Ltd. is nil as of June 30, 2016 and December 31, 2015, respectively.
(*5)	The investment in associates that have quoted market prices are Kumho Tire Co., Inc. (Current period: KRW 9,550, Previous year: KRW 6,730), Chin Hung International Inc. (Current period: KRW 2,000, Previous year: KRW 2,300), STX Engine Co., Ltd. (Current period: KRW 5,520, Previous year: KRW 6,800), Samho International Co., Ltd. (Current period: KRW 15,550, Previous year: KRW 15,550), STX Corporation. (Current period: KRW 2,300, Previous year: KRW 3,435), and Osung LST Co., Ltd. (Current period: KRW 1,190, Previous year: KRW 795).
(*6)	As the financial statements as of June 30, 2016 and December 31, 2015 are not available, the Bank applied the equity method by using the financial statements as of March 31, 2016 and September 30, 2015 and adjusted the effects of significant transactions or events that occurred between the dates of those financial statements.
(*7)	Due to treasury stock acquisition of Poonglim Industrial Co., Ltd. occurred during the six months ended June 30, 2016 the ownership of the Bank has increased.
(*8)	Due to the redemption of the capital of Woori Blackstone Korea Opportunity No.1 Private Equity Fund, these investees’ capital stocks and the Bank’s number of holding shares in these entities decreased.

(*9)	Due to debt-equity swap occurred during the six months ended June 30, 2016, it became an associate.
(*10)	Even though the Bank’s ownership ratio of the entity is more than 20%, the Bank did not have significant influence over the entity due to the fact that the entity was going through workout process under receivership, thus it was excluded from the investment in associates. However, as the workout was over during the six months ended June 30, 2016, it was included in the investment in associates.
(*11)	As the Bank invested K-Growth crowd 2step Fund during the six months ended June 30, 2016, it was included in the investment in associates.
(*12)	Due to the capital reduction of Saman Corporation, the capital stocks and the Bank’s ownership interest in this entity decreased.
(*13)	As the Bank lost significant influence over United PF 1st Corporate Financial Stability during the six months ended June 30, 2016, it was excluded from the investment in associates.
(*14)	As the Bank sold its ownership interests in the entities during the six months ended June 30, 2016, they were excluded from the investment in associates.
(*15)	As the financial statements as of June 30, 2016 are not available, the Bank applied the equity method by using the financial statements as of March 31, 2016 and adjusted the effects from significant transactions or events that occurred between the dates of those financial statements.

(4)	The entities excluded from associates, although the Bank’s ownership interest in them is higher than 20% as of June 30, 2016 and December 31, 2015 are as follows:

	As of June 30, 2016
Associate	Number of shares owned	Percentage of ownership
Orient Shipyard Co., Ltd. (*1)	465,050	23.0%
Saenuel Co., Ltd. (*1)	3,531	37.4%
E Mirae Tech Co., Ltd. (*1)	7,696	41.0%
Jehin Trading Co., Ltd. (*1)	81,610	27.3%
NK Eng Co., Ltd. (*1)	697,033	23.1%
The Season Company Co., Ltd. (*1)	18,187	30.1%
Yuil PESC Co., Ltd. (*1)	8,642	24.0%
DOWOO (*1)	13,477	41.9%
Reading Doctors Co.,Ltd. (*1)	7,398	35.4%
DAEA SNC Co.,Ltd. (*1)	1,253	24.0%

	As of December 31, 2015
Associate	Number of shares owned	Percentage of ownership
Orient Shipyard Co., Ltd. (*1)	465,050	23.0%
The Base Enterprise Co., Ltd. (*1)	68,470	48.4%
Saenuel Co., Ltd. (*1)	3,531	37.4%
Heungjiwon Co., Ltd. (*1)	32,849	27.8%
E Mirae Tech Co., Ltd. (*1)	7,696	41.0%
Jehin Trading Co., Ltd. (*1)	81,610	27.3%
NK Eng Co., Ltd. (*1)	697,033	23.1%
The Season Company Co., Ltd. (*1)	18,187	30.1%
Deokwon Food Co., Ltd. (*1)	14,300	27.3%
Yuil PESC Co., Ltd. (*1)	8,642	24.0%
Kyesan Engineering Co.,Ltd. (*1)	60,581	23.2%
Good Software Lab Co.,Ltd. (*1)	17,121	28.9%
DOWOO (*1)	13,477	41.9%
Reading Doctors Co.,Ltd. (*1)	7,398	35.4%
Orient Star Logistics Co.,Ltd. (*1)	17,293	22.3%
Wongwang Co.,Ltd. (*1)	2,590	29.0%

(*1)	Even though the Bank’s ownership interest in the entity is more than 20%, it does not have significant influence over the entity due to the fact that the entity is going through workout process under receivership, thus it is excluded from the investment in associates.

(5)	Changes in carrying value of investments in subsidiaries and associates accounted for using the equity method are as follows (Korean Won in millions). Because the investments associated with structured entities were classified as financial assets at FVTPL or AFS financial assets, they were excluded from the carrying value of investments in subsidiaries and associates.

	For the six months ended June 30, 2016
Investee	January 1, 2016	Acquisitions (*1)	Disposals and others (*2)	Impairment	June 30, 2016
Woori FIS	35,362	—	—	—	35,362
Woori Private Equity	43,227	—	—	—	43,227
Woori Finance Research Institute	3,364	—	—	—	3,364
Woori Card	1,174,260	—	—	—	1,174,260
Woori Investment Bank	79,992	—	—	—	79,992
Woori Private Equity Fund	11,297	—	(2,279)	—	9,018
Woori Credit Information Co., Ltd.	24,666	—	—	—	24,666
Woori America Bank	202,371	—	—	—	202,371
PT Bank Woori Saudara Indonesia 1906 Tbk	215,400	—	—	—	215,400
Woori Global Markets Asia Ltd.	113,858	—	—	—	113,858
Woori Bank China Limited	427,802	—	—	—	427,802
Zao Woori Bank	51,780	—	—	—	51,780
Woori Brazil Bank	44,045	—	—	—	44,045
Korea BTL Infrastructure Fund	735,173	28,999	(422)	—	763,750
Woori Fund Service Co., Ltd.	10,000	—	—	—	10,000
Woori Finance Cambodia	4,600	—	—	—	4,600
Woori Finance Myanmar	2,389	—	—	—	2,389
Kumho Tire Co., Inc.	175,652	—	—	—	175,652
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	35,682	—	(8,581)	—	27,101
Woori Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	—	3,267
United PF 1st Corporate Financial Stability	172,441	—	(172,441)	—	—
Chin Hung International Inc.	67,467	—	—	—	67,467
Poonglim Industrial Co., Ltd.	5,123	—	—	(186)	4,937
STX Engine Co., Ltd.	50,831	—	—	(2,642)	48,189
SamHo Co., Ltd.	7,492	—	—	—	7,492
STX Corporation	14,311	—	—	(4,025)	10,286
Osung LST Co., Ltd.	6,453	—	—	—	6,453
Saman Corporation	8,521	—	—	—	8,521
K-Growth crowd 2step Fund	—	800	—	—	800
Woori Growth Partnerships New Technology Private Equity Fund	—	5,421	—	—	5,421

	3,730,247	35,220	(183,723)	(6,853)	3,574,891

(*1)	Investments in associates increased by 5,421 million Won through transfers between accounts, such as loan-equity swap occurred during the six months ended June 30, 2016.
(*2)	Investments in associates decreased by 172,441 million Won through transfers to AFS financial assets occurred during the six months ended June 30, 2016.

	For the six months ended June 30, 2015
Investee	January 1, 2015	Acquisitions (*)	Disposals and others	Impairment	June 30, 2015
Woori FIS	35,362	—	—	—	35,362
Woori Private Equity	43,227	—	—	—	43,227
Woori Finance Research Institute	3,364	—	—	—	3,364
Woori Card	1,174,260	—	—	—	1,174,260
Woori Investment Bank	79,992	—	—	—	79,992
Woori Private Equity Fund	11,297	—	—	—	11,297
Woori Credit Information Co., Ltd.	24,666	—	—	—	24,666
Woori America Bank	202,371	—	—	—	202,371
PT Bank Woori Saudara Indonesia 1906 Tbk	215,400	—	—	—	215,400
Woori Global Markets Asia Ltd.	113,858	—	—	—	113,858
Woori Bank China Limited	401,621	26,181	—	—	427,802
Zao Woori Bank	51,780	—	—	—	51,780
Woori Brazil Bank	44,045	—	—	—	44,045
Korea BTL Infrastructure Fund	665,441	24,000	(198)	—	689,243
Woori Fund Service Co., Ltd.	10,000	—	—	—	10,000
Woori Finance Cambodia	4,600	—	—	—	4,600
Kumho Tire Co., Inc.	175,652	—	—	—	175,652
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	66,043	—	(16,086)	—	49,957
Woori Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	2,215	—	—	—	2,215
Korea Finance Security Co., Ltd.	3,337	—	—	—	3,337
United PF 1st Corporate Financial Stability	191,617	—	(19,176)	—	172,441
Chin Hung International Inc.	38,016	29,451	—	—	67,467
Poonglim Industrial Co., Ltd.	7,594	—	—	(2,289)	5,305
STX Engine Co., Ltd.	15,962	45,030	—	(10,161)	50,831
SamHo Co., Ltd.	7,492	—	—	—	7,492
STX Corporation	14,311	—	—	—	14,311
Osung LST Co., Ltd.	15,405	—	—	(8,952)	6,453

	3,619,036	124,662	(35,460)	(21,402)	3,686,836

(*)	Investments in associates increased by 100,662 million Won through transfers between accounts, such as loan-equity swap occurred during the six months ended June 30, 2015.

14.	INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Acquisition cost	381,136	364,482
Accumulated depreciation	(22,380)	(19,590)

Net carrying value	358,756	344,892

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2016	2015
Beginning balance	344,892	350,785
Depreciation	(1,759)	(1,867)
Transfers	15,627	24,952
Foreign currencies translation adjustments	(4)	15

Ending balance	358,756	373,885

(3)	Fair value of investment properties is amounting to 374,012 million Won and 365,205 million Won as of June 30, 2016 and December 31, 2015, respectively. The fair value of investment property, based on the assessment that was independently performed by external appraisal agencies is classified as level 3 on the fair value hierarchy as of June 30, 2016 and December 31, 2015.

(4)	Rental fee earned from investment properties is amounting to 6,823 million Won and 7,122 million Won for the six months ended June 30, 2016 and 2015, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	June 30, 2016
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,464,569	821,189	450,779	382,787	1,638	3,120,962
Accumulated depreciation	—	(143,688)	(339,058)	(323,460)	—	(806,206)

Net carrying value	1,464,569	677,501	111,721	59,327	1,638	2,314,756

	December 31, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,478,209	824,812	427,065	367,368	522	3,097,976
Accumulated depreciation	—	(132,982)	(320,910)	(302,578)	—	(756,470)

Net carrying value	1,478,209	691,830	106,155	64,790	522	2,341,506

(2)	Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2016
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,478,209	691,830	106,155	64,790	522	2,341,506
Acquisitions	—	5,520	26,241	6,298	1,187	39,246
Disposals	—	—	(137)	(1,324)	(67)	(1,528)
Depreciation	—	(12,284)	(20,564)	(28,561)	—	(61,409)
Classified to assets held for sale	(3,418)	(2,317)	—	—	—	(5,735)
Foreign currencies translation adjustments	(3)	21	9	24	(4)	47
Transfers	(10,364)	(5,263)	—	—	—	(15,627)
Others	145	(6)	17	18,100	—	18,256

Ending balance	1,464,569	677,501	111,721	59,327	1,638	2,314,756

	For the six months ended June 30, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,498,917	693,873	92,615	62,949	96	2,348,450
Acquisitions	26,433	14,583	21,949	11,191	192	74,348
Disposals	(34,453)	(4,209)	(95)	(1,153)	(28)	(39,938)
Depreciation	—	(11,831)	(18,478)	(19,286)	—	(49,595)
Classified to assets held for sale	(4,045)	(3,224)	—	—	—	(7,269)
Foreign currencies translation adjustments	12	13	49	63	1	138
Transfers	(23,496)	(1,456)	—	—	—	(24,952)
Others	—	(447)	8	8,636	—	8,197

Ending balance	1,463,368	687,302	96,048	62,400	261	2,309,379

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	June 30, 2016
	Industrial property rights	Development cost	Others	Membership deposits	Total
Acquisition cost	571	39,645	567,295	11,529	619,040
Accumulated amortization	(327)	(14,594)	(407,250)	—	(422,171)
Accumulated impairment losses	—	—	—	(2,521)	(2,521)

Net carrying value	244	25,051	160,045	9,008	194,348

	December 31, 2015
	Industrial property rights	Development cost	Others	Membership deposits	Total
Acquisition cost	571	27,980	545,470	11,535	585,556
Accumulated amortization	(288)	(13,732)	(381,191)	—	(395,211)
Accumulated impairment losses	—	—	—	(2,825)	(2,825)

Net carrying value	283	14,248	164,279	8,710	187,520

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2016
	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	283	14,248	164,279	8,710	187,520
Acquisition	—	11,634	21,810	187	33,631
Disposals	—	—	—	(200)	(200)
Amortization	(39)	(831)	(26,037)	—	(26,907)
Reversal of impairment loss	—	—	—	304	304
Foreign currencies translation adjustments	—	—	3	7	10
Others	—	—	(10)	—	(10)

Ending balance	244	25,051	160,045	9,008	194,348

	For the six months ended June 30, 2015
	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	306	2,242	31,409	9,229	43,186
Acquisition	10	2,167	176,236	—	178,413
Amortization	(37)	(300)	(25,419)	—	(25,756)
Reversal of impairment loss	—	—	—	47	47
Foreign currencies translation adjustments	—	1	4	3	8

Ending balance	279	4,110	182,230	9,279	195,898

17.	ASSETS HELD FOR SALE

Assets held for sale is as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Premises and equipment	11,338	17,904

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		June 30, 2016
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks in local currency	Samsung Securities Co., Ltd. and others	15,518	Margin deposit for future or option
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	289,014	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Yuanta Securities Co., Ltd. and others	130,666	Collaterals for customer RP and others
AFS financial assets	Korean treasury and government agencies bonds	Korea Securities Depository and others	95,923	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	The BOK and others	3,537,118	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Korea Securities Depository	12,334	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	The BOK and others	5,057,133	Settlement risk and others

		Total	9,137,706

		December 31, 2015
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks in local currency	Samsung Securities Co., Ltd. and others	18,718	Margin deposit for future or option and others
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	452,860	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Yuanta Securities Co.,Ltd. and others	220,897	Collaterals for customer RP and others
AFS financial assets	Korean treasury and government agencies bonds	Banco Bilbao Vizcaya Argentaria	43,149	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	The BOK and others	3,554,963	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	139,340	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	The BOK and others	4,651,914	Total limit borrowing and others

		Total	9,081,841

(*)	The assets are not derecognized as there are the repurchase agreements at predetermined price or original sale price added with certain rate of return. Collaterals are provided, and the purchasers are eligible to dispose or provide them as collateral. The Bank recognizes the relevant amount as liability (bond sold under repurchase agreements) due to derecognition.

(2)	There is no asset which the Bank has acquired through foreclosure as of June 30, 2016 and December 31, 2015.

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		June 30, 2016	December 31, 2015	Loaned to
Financial assets at FVTPL	Equity securities-listed stock	6,376	10,313	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds and others	512,993	720,010	Korea Securities Finance Corp. and others

Total		519,369	730,323

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Bank does not derecognize these securities, there are no liabilities relates to Securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held can be disposed and re-subjected to lien regardless of defaults of counterparties as of June 30, 2016 and December 31, 2015 are as follows (Unit: Korean Won in millions):

	June 30, 2016
Type	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	12,260,605	—

	December 31, 2015
Type	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	7,661,656	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Prepaid expenses	109,009	104,636
Advance payments	642	424
Others	3,048	4,066

Total	112,699	109,126

20.	FINANCIAL LIABILITY AT FVTPL

(1)	Financial liabilities at FVTPL consist of as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Financial liabilities held for trading	2,438,240	2,593,318
Financial liabilities designated at FVTPL	783,760	854,862

Total	3,222,000	3,448,180

(2)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Deposits:
Gold banking liabilities	22,185	24,872
Derivative liabilities:	2,416,055	2,568,446

Total	2,438,240	2,593,318

(3)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Compound financial instruments:
Equity	688,177	758,011
Debentures:
Debentures in local currency	95,583	96,851

Total	783,760	854,862

(4)	Credit risk adjustments to financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2016	2015
Financial liabilities designated at FVTPL subject to credit risk adjustments	783,760	1,001,994
Changes in fair value for credit risk adjustments	(324)	(631)
Accumulated changes in fair value of credit risk adjustments	(15,323)	(46,199)

In measuring derivatives liabilities at fair value, credit risk adjustments reflect the Bank’s own credit risk. The methodology to determine the adjustments incorporates the Bank’s credit spread as observed through credit ratings.

(5)	The difference between financial liabilities at FVTPL’s carrying amount and nominal amount at maturity are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Carrying amount	783,760	854,862
Face amount at maturity	1,041,992	1,086,365

	(258,232)	(231,503)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Deposits in local currency:
Deposits on demand:	9,977,536	9,733,863
Deposits at termination	181,610,309	175,705,642
Mutual installment	38,980	40,887
Certificate of deposits	3,813,639	2,435,087

Sub-total	195,440,464	187,915,479

Deposits in foreign currencies:	14,911,969	13,455,388
Present value discount	(35,637)	(17,739)

Total	210,316,796	201,353,128

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings as are as follows (Unit: Korean Won in millions):

	June 30, 2016
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5 ~ 0.8	1,405,836
Borrowing from government funds	Small & medium Business Corporation and others	0.0 ~ 3.5	1,543,612
Others	The Korea Development Bank and others	0.0 ~ 3.8	3,749,919

Sub-total			6,699,367

Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 4.8	9,206,398
Offshore borrowings in foreign currencies	Wells Fargo and others	0.2 ~ 1.1	33,017

Sub-total			9,239,415

Bills sold	Others	0.0 ~ 1.6	28,872
Call-money	Banks and others	0.0 ~ 5.0	1,083,955
Bonds sold under repurchase agreements	Other financial institutions	0.8 ~ 4.5	68,509
Present value discount			(1,082)

Total			17,119,036

	December 31, 2015
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5 ~ 0.8	1,475,991
Borrowing from government funds	Small & medium Business Corporation and others	0.0 ~ 3.5	1,535,953
Others	The Korea Development Bank and others	0.0 ~ 3.8	3,956,191

Sub-total			6,968,135

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 4.6	9,624,510
Offshore borrowings in foreign currencies	Zuercher Kantonal Bank and others	0.3 ~ 0.9	32,946

Sub-total			9,657,456

Bills sold	Others	0.0 ~ 2.6	37,501
Call-money	Banks and others	0.0 ~ 5.2	1,987,837
Bonds sold under repurchase agreements	Other financial institutions	0.8 ~ 4.5	111,529
Present value discount			(1,511)

Total			18,760,947

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	June 30, 2016		December 31, 2015
	Interest rate (%)	Amount	Interest rate (%)	Amount
Carrying value of bond (*):
Ordinary bonds	0.2 ~ 5.2	13,421,141	0.2 ~ 5.2	12,249,070
Subordinated bonds	3.0 ~ 5.9	5,361,524	3.4 ~ 5.9	5,038,688

Sub-total		18,782,665		17,287,758

Discount on bonds		(39,920)		(28,009)

Total		18,742,745		17,259,749

(*)	The debentures of 3,658,361 million Won and 3,148,703 million Won as of June 30, 2016 and December 31, 2015, respectively, which are being hedged against risks of changes in fair value.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Asset retirement obligation	53,275	35,933
Provisions for guarantees (*1)	227,363	366,873
Provisions for unused commitments	44,593	45,773
Provisions for credit card points	11	—
Other provisions (*2)	14,520	19,308

Total	339,762	467,887

(*1)	Provisions for guarantee include provision for financial guarantee of 78,550 million Won and 80,913 million Won as of June 30, 2016 and December 31, 2015, respectively.
(*2)	Other provisions consist of provision for litigation, provision for loss recovery and others.

(2)	Changes in provision except asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2016
	Provision for guarantees	Provision for unused commitments	Provision for credit card point	Other Provisions	Total
Beginning balance	366,873	45,773	—	19,308	431,954
Provisions provided	—	—	19	1,627	1,646
Provisions used	(73,475)	7	(8)	(6,415)	(79,891)
Reversal of unused amount	(76,810)	(1,187)	—	—	(77,997)
Others	10,775	—	—	—	10,775

Ending balance	227,363	44,593	11	14,520	286,487

	For the six months ended June 30, 2015
	Provision for guarantees	Provision for unused commitments	Other Provisions	Total
Beginning balance	527,659	57,422	54,631	639,712
Provisions provided	3,549	34	52,996	56,579
Provisions used	(16,351)	13	(83,588)	(99,926)
Reversal of unused amount	(103,085)	—	—	(103,085)
Others	15,570	—	—	15,570

Ending balance	427,342	57,469	24,039	508,850

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2016	2015
Beginning balance	35,933	27,574
Provisions provided	451	286
Provision used	(430)	(360)
Amortization of discount difference	207	181
Reversal of provisions unused	—	(74)
Increase in asset retirement expense and others	17,114	8,145

Ending balance	53,275	35,752

24.	NET DEFINED BENEFIT LIABILITY

The characteristics of Bank’s defined benefit plans characteristics are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Bank exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset

The defined benefit obligation was estimated with an interest rate calculated based on the yield of high quality corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of high quality corporate bonds

A decrease in profitability of high quality corporate bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit liabilities.

Risk of inflation

Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	The net defined benefit liability is as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Defined benefit obligation	950,041	846,368
Fair value of plan assets	(930,490)	(800,690)

Net defined benefit liabilities	19,551	45,678

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2016	2015
Beginning balance	846,368	642,034
Current service cost	70,842	61,203
Interest cost	11,631	10,243
Remeasurements	58,586	31,134
Foreign currencies translation adjustments	43	7
Retirement benefit paid	(28,276)	(16,509)
Curtailment or settlement	(9,153)	(8,231)

Ending Balance	950,041	719,881

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2016	2015
Beginning balance	800,690	598,653
Interest income	11,975	10,521
Remeasurements	(421)	(3,274)
Employer’s contributions	155,000	130,600
Retirement benefit paid	(27,940)	(15,709)
Curtailment or settlement	(8,814)	(8,241)

Ending balance	930,490	712,550

(4)	Plan assets mainly consist of time deposits as of June 30, 2016 and December 31, 2015. Among plan assets, realized returns on plan assets amount to 11,554 million Won and 7,247 million Won for the six months ended June 30, 2016 and 2015, respectively.

It is expected that the Bank shall contribute 138,662 million Won for the plan for the year ended December 31, 2016.

(5)	Current service cost, net interest expense, gain and loss on the curtailment or settlement and remeasurements recognized in the consolidated statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2016	2015
Current service cost	70,842	61,203
Net interest income	(344)	(278)
Loss(gain) on the curtailment or settlement	(339)	10

Cost recognized in net income	70,159	60,935

Remeasurements	59,007	34,408

Cost recognized in total comprehensive income	129,166	95,343

Cost recognized in net income related to defined contribution plans are recognized 1,711 million Won and 1,641 million Won for the six months ended June 30, 2016 and 2015, respectively.

(6)	Key actuarial assumptions used in defined benefit liability assessment are as follows:

	June 30, 2016	December 31, 2015
Discount rate	2.19%	2.83%
Future wage growth rate	6.30%	6.35%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		June 30, 2016	December 31, 2015
Discount rate	Increase by 1% point	(97,434)	(83,574)
	Decrease by 1% point	113,606	96,967
Future wage growth rate	Increase by 1% point	111,805	96,078
	Decrease by 1% point	(97,867)	(84,418)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Other financial liabilities:
Accounts payable	9,819,154	5,004,048
Accrued expenses	1,713,248	1,750,524
Borrowing from trust accounts	2,841,215	4,511,333
Agency business revenue	727,254	415,776
Foreign exchanges remittances	629,791	701,492
Domestic exchanges payable	4,465,700	2,076,984
Other miscellaneous financial liabilities	2,030,533	1,651,984
Present value discount	(549)	(672)

Sub-total	22,226,346	16,111,469

Other liabilities:
Unearned income	49,653	50,284
Other miscellaneous liabilities	90,484	113,078

Sub-total	140,137	163,362

Total	22,366,483	16,274,831

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2016
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value Hedge	For trading
Interest rate:
Interest rate futures	144,300	—	—	—	—
Interest rate swaps	113,187,911	292,180	869,362	—	923,187
Long interest rate options	1,140,000	—	34,184	—	—
Short interest rate options	1,425,000	—	—	—	35,329

Currency:
Currency futures	431,009	—	—	—	—
Currency forwards	63,670,137	—	825,904	—	519,675
Currency swaps	32,611,197	—	558,666	—	761,459
Long currency options	1,737,015	—	62,031	—	—
Short currency options	1,397,862	—	—	—	16,237

Stock:
Stock futures	108,464	—	—	—	—
Long stock options	1,318,791	—	19,724	—	—
Short stock options	2,300,863	—	—	13,431	158,048

Others:
Other futures	1,630	—	—	—	—
Other forwards	5,295	—	172	—	171
Other swaps	35,392	—	1,239	—	670
Long other options	12,913	—	180	—	—
Short other options	105,695	—	—	—	1,279

	219,633,474	292,180	2,371,462	13,431	2,416,055

	December 31, 2015
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For trading
Interest rate:
Interest rate swaps	111,792,748	180,378	926,781	959,347
Long interest rate options	881,679	—	13,961	—
Short interest rate options	1,086,679	—	—	15,164

Currency:
Currency futures	386,924	—	—	—
Currency forwards	52,910,908	—	745,908	463,271
Currency swaps	27,035,675	—	613,652	949,921
Long currency options	1,657,911	—	63,498	—
Short currency options	1,366,459	—	—	13,530

Equity:
Stock futures	169,785	—	—	—
Long stock options	682,358	2,750	444	—
Short stock options	2,410,815	—	—	155,386

Others:
Other futures	1,100	—	—	—
Other forwards	125	—	—	39
Other swaps	78,882	—	5,363	4,781
Long other options	41,097	—	5,904	—
Short other options	142,259	—	—	7,007

	200,645,404	183,128	2,375,511	2,568,446

Derivatives held for trading purpose classified into financial assets or liabilities at FVTPL (Notes 7 and 20) and derivatives for hedging are stated in a separate line item of the separate statements of financial position.

(2)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2016	2015
Losses from hedged items	(100,587)	(1,150)
Gains from hedging instruments	92,493	4,222

27.	DEFERRED DAY 1 PROFITS AND LOSSES

Changes in deferred day 1 profits and losses are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2016	2015
Beginning balance	28,008	13,499
New transactions	1,337	18,883
Amounts recognized in profits and losses	(7,020)	(7,755)

Ending balance	22,325	24,627

In case some variables to measure fair values of financial instruments were not observable or available in the market, valuation techniques were utilized to evaluate such financial instruments. Those financial instruments were recorded at the fair value produced by the valuation techniques as at the time of acquisition, even though there were differences noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	June 30, 2016	December 31, 2015
Authorized shares of common stock	5,000,000,000 Shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	676,000,000 Shares	676,000,000 Shares
Capital stock	3,381,392 million Won	3,381,392 million Won

Due to the retirement of repurchased stocks of 278,371 shares occurred during the year ended December 31, 2015, the amount of capital stock differs from the nominal amount of issued stocks.

(2)	There is no change in numbers of issued shares of common stock for six months ended June 30, 2016 and 2015.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Capital in excess of par value	269,533	269,533

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owners’ equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rates (%)	June 30, 2016	December 31, 2015
Securities in local currency	2008.06.20	2038.06.20	7.7	255,000	255,000
	2011.11.22	2041.11.22	5.9	310,000	310,000
	2012.03.08	2042.03.08	5.8	190,000	190,000
	2013.04.25	2043.04.25	4.4	500,000	500,000
	2013.11.13	2043.11.13	5.7	200,000	200,000
	2014.12.12	2044.12.12	5.2	160,000	160,000
	2015.06.03	2045.06.03	4.4	240,000	240,000

Sub-total				1,855,000	1,855,000

Securities in foreign currencies	2007.05.02	2037.05.02	6.2	930,900	930,900
	2015.06.10	2045.06.10	5.0	559,650	559,650

Sub-total				1,490,550	1,490,550

Issuance cost				(11,548)	(11,548)

Total				3,334,002	3,334,002

With respect to the hybrid securities issued, the contractual agreements allow the Bank to indefinitely extend the maturity date and defer the payment of interest. If the Bank makes a resolution not to pay dividends on common stock, and then, the Bank is exonerated from interest payment on the hybrid securities.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Accumulated other comprehensive income:
Gain on valuation of AFS financial assets	372,373	329,724
Loss on foreign currencies translation of foreign operations	(2,153)	(1,961)
Remeasurement of the net defined benefit liability	(232,361)	(187,634)

Sub-total	137,859	140,129

Treasury shares	(34,113)	(34,113)

Total	103,746	106,016

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2016
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments (*)	Income tax effect	Ending balance
Gain (loss) on valuation of AFS financial assets	329,724	70,856	(14,591)	(13,616)	372,373
Gain (loss) on foreign currencies translation of foreign operations	(1,961)	(253)	—	61	(2,153)
Remeasurement of the net defined benefit liability	(187,634)	(59,007)	—	14,280	(232,361)

Total	140,129	11,596	(14,591)	725	137,859

	For the six months ended June 30, 2015
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments (*)	Income tax effect	Ending balance
Gain (loss) on valuation of AFS financial assets	282,864	84,748	(42,770)	(10,159)	314,683
Gain (loss) on foreign currencies translation of foreign operations	(20,109)	3,914	—	(947)	(17,142)
Remeasurement of the net defined benefit liability	(114,043)	(34,409)	—	8,327	(140,125)

Total	148,712	54,253	(42,770)	(2,779)	157,416

(*)	For the change in gain (loss) on valuation of AFS financial assets, increase or decrease represents change due to the valuation during the period, and reclassification adjustments explains disposal or recognition of impairment losses on AFS financial assets.

31.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		June 30, 2016	December 31, 2015
Legal reserve	Legal reserve	1,622,754	1,528,754
	Other legal reserve	44,633	43,132

	Sub-total	1,667,387	1,571,886

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,073,104	7,249,104
	Regulatory reserve for credit loss	1,880,447	1,382,443
	Revaluation reserve	753,908	760,365
	Other voluntary reserve	11,700	11,700

	Sub-total	9,962,559	9,647,012

Retained earnings before appropriation		571,117	579,477

	Total	12,201,063	11,798,375

i.	Legal reserve

In accordance with the Banking Act, legal reserve are appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from January 1, 2002.

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10 percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. But this reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation is an Autonomous judgment matter of the Bank since 2015.

v.	Additional reserve and other voluntary reserve

Additional reserve and other voluntary reserve were appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank discloses such shortfall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	The changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2016	2015
Beginning balance	11,798,375	12,362,179
Net income	671,241	446,500
Dividends on common stock	(168,317)	(336,635)
Dividends on hybrid securities	(100,236)	(81,697)
Appreciation of merger losses	—	(806,640)

Ending balance	12,201,063	11,583,707

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on Supervision Banking Business (“RSBB”), if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Bank shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Beginning	1,880,447	1,382,443
Planned provision (reversal) of regulatory reserve for credit loss	(17,869)	498,004

Ending	1,862,578	1,880,447

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share amount):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Net income	288,768	671,241	199,949	446,500
Provision (reversal) of regulatory reserve for credit loss	(19,340)	(17,869)	(88,806)	123,028
Adjusted net income after the provision (reversal) of regulatory reserve	308,108	689,110	288,755	323,472
Adjusted EPS after the provision (reversal) of regulatory reserve (Unit: Korean Won)	384	875	367	359

33.	DIVIDENDS

At the shareholders’ meeting on March 25, 2016, dividend payment for the year ended December 31, 2015 amounting to 168,317 million Won (250 Won per share) was approved, and such dividend was paid during the six months ended June 30, 2016.

34.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Financial assets at FVTPL	4,738	9,516	5,271	10,543
AFS financial assets	61,304	125,071	70,890	140,319
HTM financial assets	90,730	185,925	101,846	207,614
Loans and receivables
Interest of due from banks	12,809	24,541	14,936	31,775
Interest of loans	1,684,034	3,375,667	1,719,198	3,460,344
Interest of other assets	7,130	14,939	8,897	18,305

Sub-total	1,703,973	3,415,147	1,743,031	3,510,424

Total	1,860,745	3,735,659	1,921,038	3,868,900

(2)	Interest expenses recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Interest on deposits due to customers	603,740	1,219,807	692,020	1,418,406
Interest on borrowings	50,803	102,691	47,596	98,433
Interest on debentures	122,370	245,790	149,432	311,713
Other interest expense	25,243	51,232	28,919	58,500

Total	802,156	1,619,520	917,967	1,887,052

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income occurred are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Fees and commissions received (*)	183,433	375,281	194,743	380,831
Fees and commissions received for provision of guarantee	17,758	36,863	20,036	41,714
Fees and commissions received on project financing	8,621	13,489	2,631	4,658
Fees and commissions received on securities	16,497	32,925	17,122	32,368
Other Fees and commissions received	22,088	38,953	14,172	27,678

Total	248,397	497,511	248,704	487,249

(*)	Fees and commissions received include agency commission, fee income from electronic finance, fee income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Details of fees and commissions expenses occurred are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Fees and commissions paid	39,701	75,097	34,983	58,737
Other fees and commissions paid	47	92	38	61

Total	39,748	75,189	35,021	58,798

36.	DIVIDEND INCOME

Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Financial assets at FVTPL	—	658	72	669
AFS financial assets	103,431	158,931	54,387	98,999

	103,431	159,589	54,459	99,668

37.	GAINS (LOSSES) ON FINANCIAL ASSETS AT FVTPL

(1)	Details of gains or losses related to financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gains (losses) on financial assets held for trading	99,966	(3,334)	(3,508)	39,275
Gains (losses) on financial liabilities designated at FVTPL	674	47,107	7,324	(9,279)

Total	100,640	43,773	3,816	29,996

(2)	Details of gains or losses on financial assets held for trading are as follows (Unit: Korean Won in millions):

			2016		2015
			Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Financial Assets at FVTPL	Securities	Gain on valuation	825	4,840	(10,309)	2,424
		Gain on disposals	1,493	4,389	11,213	14,784
		Loss on valuation	(1,046)	(1,498)	(4,564)	(6,593)
		Loss on disposals	(965)	(1,990)	(1,491)	(3,073)

		Sub-total	307	5,741	(5,151)	7,542

	Other financial assets	Gain on valuation	2,372	10,368	2,795	4,386
		Gain on disposals	743	1,541	94	200
		Loss on valuation	(2,555)	(10,385)	(2,845)	(4,444)
		Loss on disposals	(482)	(1,315)	(3)	(54)

		Sub-total	78	209	41	88

		Total	385	5,950	(5,110)	7,630

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	437,618	845,408	201,519	574,433
		Loss on transactions and valuation	(445,282)	(896,696)	(192,553)	(592,027)

		Sub-total	(7,664)	(51,288)	8,966	(17,594)

	Currencies derivatives	Gain on transactions and valuation	682,342	2,703,055	803,434	1,467,158
		Loss on transactions and valuation	(564,839)	(2,595,176)	(806,795)	(1,422,033)

		Sub-total	117,503	107,879	(3,361)	45,125

	Equity derivatives	Gain on transactions and valuation	36,263	69,573	7,889	22,006
		Loss on transactions and valuation	(46,898)	(136,017)	(11,914)	(18,368)

		Sub-total	(10,635)	(66,444)	(4,025)	3,638

			2016		2015
			Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Derivatives (for trading)	Other derivatives	Gain on transactions and valuation	5,404	8,917	553	11,662
		Loss on transactions and valuation	(5,027)	(8,348)	(531)	(11,186)

		Sub-total	377	569	22	476

		Total	99,581	(9,284)	1,602	31,645

	Total		99,966	(3,334)	(3,508)	39,275

(3)	Details of gains or losses on financial instruments designated at FVTPL are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gain (loss) on equity-linked securities:
Loss on disposal of equity-linked securities	(3,813)	(7,153)	(9,799)	(10,329)
Gain on valuation of equity-linked securities	3,718	52,993	16,402	1,109

Sub-total	(95)	45,840	6,603	(9,220)

Gain (loss) on other financial instruments:
Gain (loss) on valuation of other financial instruments	769	1,267	721	(59)

Total	674	47,107	7,324	(9,279)

38.	GAINS OR LOSSES ON AFS FINANCIAL ASSETS

Details of gains or losses on AFS financial assets recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gain on redemptions of securities	594	594	—	—
Gain on transactions of securities	23,585	39,219	28,403	46,078
Impairment loss	(4,752)	(8,657)	(19,553)	(68,734)

Total	19,427	31,156	8,850	(22,656)

39.	IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Impairment losses on loans and receivables, guarantees and loan commitments recognized due to credit loss are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Impairment losses due to credit loss	(196,608)	(402,639)	(468,058)	(698,950)
Reversal of provision on guarantee	2,364	76,810	139,554	99,536
Reversal of provision on (provision provided) loan commitment	(3,438)	1,187	(3,336)	(34)

Total	(197,682)	(324,642)	(331,840)	(599,448)

40.	OTHER NET OPERATING INCOMES (EXPENSES)

(1)	Details of general and administrative expenses are as follows (Unit: Korean Won in millions):

			2016		2015
			Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Salaries	Short-term employee benefits	Salaries	271,127	548,216	264,431	532,804
		Employee benefits	87,772	165,108	85,369	165,648
	Retirement benefit service costs		35,394	71,870	31,466	62,576
	Termination		92,039	92,039	63,116	63,116

	Sub-total		486,332	877,233	444,382	824,144

Depreciation and amortization			37,942	88,316	35,035	75,351
Other general and administrative expenses	Rent		62,501	127,112	59,258	116,154
	Taxes and public dues		30,247	52,468	29,317	52,936
	Service charges		52,987	102,782	51,169	99,689
	Computer and IT related		62,638	119,796	66,151	127,171
	Telephone and communication		7,614	15,378	7,827	15,375
	Operating promotion		9,290	19,622	8,904	19,194
	Advertising		19,947	31,891	13,337	20,195
	Printings		2,426	4,404	2,369	4,613
	Traveling		2,104	4,092	2,028	3,809
	Supplies		1,294	2,507	1,541	2,673
	Insurance premium		924	1,906	1,081	2,151
	Reimbursement		4,424	8,100	4,725	6,931
	Maintenance		3,363	6,601	3,191	6,394
	Water, light and heating		2,580	6,578	2,677	7,045
	Vehicle maintenance		1,936	3,743	2,129	4,066
	Others		2,219	3,431	2,771	7,478

	Sub-total		266,494	510,411	258,475	495,874

	Total		790,768	1,475,960	737,892	1,395,369

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gain on transactions of foreign exchange	1,023,010	2,397,712	817,513	1,260,601
Gain on disposals of loans	111,303	133,755	108,589	143,314
Gain on fair value hedging derivatives	32,596	111,505	(25,774)	25,959
Gain on fair value hedged items	(7,070)	18,113	20,024	25,075
Others (*)	4,	47,363	22,094	50,510

	1,164,153	2,708,448	942,446	1,505,459

(*)	Other income includes such incomes amounting to 47,363 million Won and 49,898 million Won for the six months ended June 30, 2016 and 2015, respectively, that the Bank recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Loss on transactions of foreign exchange	1,077,199	2,359,488	778,423	1,205,513
KDIC Deposit insurance premium	72,341	142,209	64,821	129,194
Contribution to miscellaneous funds	75,259	149,781	83,423	167,371
Loss on disposals of loans and receivables	—	5	—	13
Loss on fair value hedging derivatives	(6,559)	19,012	17,202	21,737
Loss on fair value hedged items	32,450	118,700	(25,900)	26,225
Others (*)	66,148	96,177	9,055	57,700

Total	1,316,838	2,885,372	927,024	1,607,753

(*)	Other expense includes such expenses amounting to 92,375 million Won and 2,419 million Won for the six months ended June 30, 2016 and 2015 that the Bank recognized for it is to carry out a payment to other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

41.	OTHER NON-OPERATING INCOMES (EXPENSES)

(1)	Details of gain or loss on valuation of investments in subsidiaries and associates are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Impairment loss	(6,716)	(6,853)	(382)	(21,402)

(2)	Details of other non-operating income (expenses) recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Other non-operating income	36,452	86,008	32,610	202,810
Other non-operating expenses	(40,636)	(67,200)	(30,573)	(55,632)

Net other non-operating income (expenses)	(4,184)	18,808	2,037	147,178

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Rental fee income	3,553	7,070	3,778	7,514
Dividends from investments in subsidiaries and associates	10,187	21,067	9,823	27,396
Gain on disposal of investments in subsidiaries and associates	3,356	3,679	—	—
Gain on disposal of premises and equipment intangible assets and investment properties	67	67	6,592	6,691
Reversal of impairment of premises and equipment intangible assets and investment properties	200	443	60	362
Others(*)	19,089	53,682	12,357	160,847

Total	36,452	86,008	32,610	202,810

(*)	Other income includes such incomes amounting to 132,784 million Won for the six months ended June 30, 2015 that the Bank received in accordance with the final irrevocable judgment for the payment of commitment (Note 44).

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Depreciation of investment properties	891	1,759	940	1,867
Interest expenses of rent leasehold deposits	124	247	187	393
Loss on disposals of premises and equipment, intangible assets and investment properties	4,137	5,843	760	1,331
Impairment loss on premises and equipment, intangible assets and investment properties	111	139	250	315
Donation	18,691	33,421	18,065	28,611
Others	16,682	25,791	10,371	23,115

Total	40,636	67,200	30,573	55,632

42.	INCOME TAX EXPENSE

(1)	Details of income tax expense are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2016	2015
Current tax expense
Current tax expense in respect of the current period	46,028	44,567
Adjustments recognized in the current period in relation to the current tax of prior periods	(20,588)	(20,409)

Sub-total	25,440	24,158

Deferred tax expense
Deferred tax expense (benefit) relating to the origination and reversal of temporary differences	110,002	78,093
Deferred tax charged directly to equity	725	(2,779)

Sub-total	110,727	75,314

Income tax expense	136,167	99,472

(2)	Income tax expense can be reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2016	2015
Net income before income tax expense	807,408	545,972
Tax calculated at statutory tax rate (*)	194,931	131,663

Adjustments
Effect of income that is exempt from taxation	(27,436)	(21,074)
Effect of expenses that are not deductible in determining taxable profit	4,703	4,735
Adjustments recognized in the current period in relation to the current tax of prior periods	(20,588)	(20,409)
Others	(15,443)	4,557

Sub-total	(58,764)	(32,191)

Income tax expense	136,167	99,472

Effective tax rate	16.9%	18.2%

(*)	The applicable income tax rate is 11 % up to 200 million Won, 22 % over 200 million Won to 20 billion Won, Won, and 24.2 % over 20 billion Won.

(3)	Details of deferred tax relating to items that are recognized directly in equity are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Loss on valuation of AFS securities	(118,884)	(105,268)
Foreign currencies translation of foreign operations	687	626
Remeasurement of the net defined benefit liability	74,184	59,904

	(44,013)	(44,738)

43.	EARNINGS PER SHARE (“EPS”)

(1)	Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS, and number of shares):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Net income attributable to common shareholders	288,768	671,241	199,949	446,500
Dividends to hybrid securities	(49,751)	(100,236)	(41,888)	(81,697)
Net income attributable to common shareholders	239,017	571,005	158,061	364,803
Weighted average number of common shares outstanding	673 shares in million	673 shares in million	673 shares in million	673 shares in million
Basic Earnings Per Share (Unit: Korean Won)	355	848	235	542

(2)	Diluted EPS equals to basic EPS for there is no dilution effect for the six months ended June 30, 2016 and 2015, respectively.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees which the Bank has provided to others are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Confirmed guarantees:
Guarantees for loans	89,256	108,176
Acceptances	470,391	466,909
Guarantees in acceptances of imported goods	102,839	100,084
Other confirmed guarantees	7,657,353	8,115,835

Total	8,319,839	8,791,004

Unconfirmed guarantees:
Local letters of credit	389,126	422,812
Letters of credit	4,003,522	4,241,583
Other unconfirmed guarantees	1,253,657	1,916,209

Total	5,646,305	6,580,604

Commercial paper purchase commitments and others	1,943,917	2,135,541

(2)	Details of loan commitments and others are as follow (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Loan commitments	57,070,369	63,361,727
Other commitments	2,004,421	2,101,669

(3)	Litigation case

a)	The Bank has filed and faced lawsuits as follows (Unit: Korean Won in millions except for number of cases):

	June 30, 2016
	As plaintiff	As defendant
Number of cases	68	191
Amount of litigation	246,911	243,874
Provisions for litigations		3,718

	December 31, 2015
	As plaintiff	As defendant
Number of cases	86	222
Amount of litigation	337,047	169,294
Provisions for litigations		2,605

b)	The Bank, along with other 13 financial institutions including Seoul Guarantee Insurance, has filed a lawsuit against Samsung Group and its associates as defendant in respect of the claim of return of guaranteed fund which was related to the filing of court administration of Renault Samsung Motors. In regard to the lawsuit, on January 29, 2015, the supreme court of Korea made final judgment that the plaintiff should pay the guaranteed fund to the Bank and other financial institutions. The Bank recognized 132,784 million Won as gain for the year ended December 31, 2015, in accordance with K-IFRS 1037 Provisions, Contingent liabilities and Contingent assets.

(4)	Other

The Bank operates Korean Won currency settlement service as for commercial trade settlements between Korea and Iran. In accordance with the submission request of information from U.S. prosecutors (U.S. Federal Prosecutors and Prosecutors of the New York State), the Bank is currently performing its own internal investigation to confirm if the Bank is meeting the requirements on sanction of U.S. Government in respect of its service operation. As at the end of June 30, 2016, the Bank believes that it cannot make reasonable estimation due to possible results from such investigation.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Bank, assets and liabilities recognized, guarantees provided and major transactions with related parties during the current and prior period are as follows:

(1)	The related parties of the Bank as of June 30, 2016 are as follows:

Related parties
Controlling party (Government related entity)	KDIC

Joint ventures	Woori Renaissance Holdings

Subsidiaries	Woori FIS Co., Ltd., Woori Private Equity Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori Private Equity Fund, Woori Credit Information Co., Ltd., Woori America Bank, PT Bank Woori Saudara Indonesia 1906 Tbk, Woori Global Market Asia Ltd., Woori Bank China Limited, Zao Woori Bank, Woori Brazil Bank, Korea BTL Infrastructure Fund, Woori Fund Service Co., Ltd., Woori Finance Cambodia, Woori Finance Myanmar, Woori EL Co., Ltd., Woori Bank Principal and Interest Guaranteed Trust, Woori Bank Principal Guaranteed Trust, Kumho Trust 1st Co., Ltd. and 16 SPCs, Kiwoom Partner Plus PF Bond 4 and 34 Beneficiary Certificates

Associates

Kumho Tires Co., Ltd., Woori Blackstone Korea Opportunity Private Equity Fund 1, Woori Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Chin Hung International Inc., Poonglim Industrial Co., Ltd., STX Engine Co., Ltd.,

Samho International Co., Ltd., Force TEC Co., Ltd., STX Corporation, Osung LST Co., Ltd., Woori Columbus 1st Private Equity Fund and others (Dongwoo C & C Co., Ltd. and 14 associates)

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions

Related party		A title of account	June 30, 2016	December 31, 2015
Ultimate controlling party (Government related entity)	KDIC	Other assets	330,072	510,193
		Deposits	1,044,683	930,231
		Other liabilities	11,421	9,812

Subsidiaries	Woori FIS Co., Ltd.	Other assets	84	102
		Deposits	20,732	15,462
		Other liabilities	16,028	16,536

	Woori Private Equity Co., Ltd.	Deposits	16,759	24,547
		Other liabilities	139	143

	Woori Finance Research Institute Co., Ltd.	Deposits	3,585	2,113
		Other liabilities	578	1,534

	Woori card Co., Ltd.	Other assets	10,451	9,306
		Deposits	83,390	30,606
		Other liabilities	9,373	13,414

	Woori Investment Bank Co., Ltd.	Due from banks	—	50,000
		Other assets	33,649	6,109
		Deposits	8,036	6,551
		Other liabilities	36,328	8,321

	Woori Private Equity Fund	Other assets	3	4
		Deposits	145	9,127
		Other liabilities	—	2

	Woori Credit Information Co., Ltd.	Deposits	16,261	18,699
		Other liabilities	10,361	10,897

	Woori America Bank	Due from banks	3,951	2,850

Related party		A title of account	June 30, 2016	December 31, 2015
Subsidiaries	PT Bank Woori Saudara Indonesia 1906 Tbk	Due from banks	4,759	2,520
		Loans	58,246	58,600
		Allowance for credit loss	(65)	(65)
		Deposits	10	68

	Woori Global Market Asia Ltd.	Loans	146,521	125,463
		Allowance for credit loss	(128)	(139)
		Deposits	7,094	1,498
		Borrowings	6,056	5,860

	Woori Bank China Limited	Due from banks	19,277	9,015
		Loans	190,694	485,380
		Allowance for credit loss	(212)	(541)
		Other assets	42,786	971
		Deposits	2,462	215
		Other liabilities	42,259	573

	Zao Woori Bank	Due from banks	83,784	72,095
		Loans	26,016	54,238
		Allowance for credit loss	(29)	(61)
		Other assets	218	132

	Woori Brazil Bank	Loans	1,980	1,992
		Allowance for credit loss	—	(2)

	Korea BTL Infrastructure Fund	Other assets	9	8

	Woori Fund Service Co., Ltd.	Deposits	3,712	3,236
		Other liabilities	827	812

	Woori Finance Cambodia	Loans	22,130	16,408
		Allowance for credit loss	(13)	(10)
		Other liabilities	—	1

	Woori EL Co., Ltd.	Deposits	22	23

	Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other assets	7,207	3,162
		Other liabilities	45,752	34,937

	Beneficiary Certificates	Other assets	21	20

	Structured entities and others	Loans	38,078	26,765
		Allowance for credit loss	(18,174)	(17,443)
		Other assets	520	13
		Deposits	5,480	1,781
		Other liabilities	926	908

Associates	Kumho Tires Co., Ltd.	Loans	305,941	279,895
		Allowance for credit loss	(615)	(551)
		Deposits	47,506	67,815
		Other liabilities	69	115

	Woori Service Networks Co., Ltd.	Deposits	2,342	3,821
		Other liabilities	353	377

	Korea Credit Bureau Co., Ltd.	Deposits	8,192	9,038
		Other liabilities	58	54

	Korea Finance Security Co., Ltd.	Deposits	1,305	1,468
		Other liabilities	2	7

Related party		A title of account	June 30, 2016	December 31, 2015
Associates	United PF 1st Corporate financial stability (*1)	Deposits	—	20

	Chin Hung International Inc.	Loans	4,044	5,366
		Allowance for credit loss	(3,572)	(4,636)
		Deposits	10,473	1,378
		Other liabilities	5	6

	Poonglim Industrial Co., Ltd.	Loans	1,520	1,557
		Allowance for credit loss	(1,520)	(1,557)
		Deposits	7,656	7,906
		Other liabilities	—	5

	STX Engine Co., Ltd.	Loans	123,164	120,599
		Allowance for credit loss	(26,183)	(25,639)
		Deposits	12,342	5,167
		Other liabilities	846	600

	Samho International Co., Ltd.	Loans	39,355	42,739
		Allowance for credit loss	(5,342)	(5,802)
		Deposits	70,697	96,281
		Other liabilities	1,093	950

	Force TEC Co., Ltd.	Loans	28,866	28,504
		Allowance for credit loss	(28,866)	(6,246)
		Deposits	72	355
		Other liabilities	—	1,201

	Hana Engineering & Construction Co., Ltd. (*2)	Loans	—	71
		Allowance for credit loss	—	(71)
		Deposits	—	38

	STX Corporation	Loans	144,899	151,791
		Allowance for credit loss	(92,562)	(19,182)
		Deposits	15,666	13,643
		Other liabilities	884	219

	Osung LST Co., Ltd.	Loans	5,639	5,639
		Allowance for credit loss	(338)	(338)
		Deposits	738	983
		Other liabilities	—	2

	Ilyang construction Co., Ltd. (*2)	Loans	—	838
		Allowance for credit loss	—	(215)

	Others (*3)	Loans	1,601	—
		Allowance for credit loss	(528)	—
		Other assets	25	—
		Deposits	3,463	—
		Other liabilities	59	—

(*1)	As the Bank lost significant influence over United PF 1st Corporate Financial Stability during six months ended June 30, 2016, it was excluded from the related parties.
(*2)	As the Bank sold shares of Hana Engineering & Construction and Ilyang construction Co., Ltd. during six months ended June 30, 2016, they were excluded from the associates.
(*3)	There are Kyesan Engineering Co., Ltd., Good Software Lab Co., Ltd., Dongwoo C & C Co., Ltd., The Base Enterprise Co., Ltd., Heungjiwon Co., Ltd., Saman Corporation, Gachi Staff Co., Ltd., Deokwon Food Co., Ltd. and QTS Shipping Co., Ltd..

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the six months ended June 30
Related party		A title of account	2016	2015
Controlling party (Government related entity)	KDIC	Interest income	6,721	11,781
		Interest expenses	9,123	12,064

Subsidiaries	Woori FIS Co., Ltd.,	Fees income	227	—
		Other income	3,389	3,549
		Other expenses	107,700	117,665

	Woori Private Equity Co., Ltd.	Fees income	4	—
		Interest expenses	183	145

	Woori Finance Research Institute	Fees income	4	—
		Other income	147	143
		Interest expenses	17	16
		Fees expenses	2,350	2,150

	Woori Card Co., Ltd.	Fees income	65,158	62,161
		Other income	93	395
		Interest expenses	13	40
		Reversal of impairment losses due to credit loss	—	(14)

	Woori Investment Bank	Fees income	214	111
		Other income	1,532	587
		Interest expenses	21	23
		Other expenses	2,188	775
		Reversal of impairment losses due to credit loss	—	(58)

	Woori Private Equity Fund	Fees income	4	3
		Interest expenses	3	5

	Woori Credit Information Co., Ltd.	Fees income	27	—
		Dividend income	1,008	2,016
		Other income	199	185
		Interest expenses	108	164
		Fees expenses	4,789	6,051

	PT Bank Woori Saudara Indonesia 1906 Tbk	Interest income	190	129
		Dividend income	2,643	1,556
		Fees expenses	38	29
		Impairment losses due to credit loss	—	56

	Woori Global Markets Asia Ltd.	Interest income	881	813
		Interest expenses	111	2
		Impairment losses due to credit loss (reversal)	(11)	2

	Woori Bank China Limited	Interest income	2,414	1,455
		Fees income	—	136
		Other income	94	19
		Other expenses	47	39
		Impairment losses due to credit loss (reversal)	(329)	116

	Zao Woori Bank	Interest income	278	279
		Reversal of impairment losses due to credit loss	(32)	(11)

			For the six months ended June 30
Related party		A title of account	2016	2015
Subsidiaries	Woori Brazil Bank	Interest income	10	—
		Reversal of impairment losses due to credit loss	(2)	—

	Korea BTL Infrastructure Fund	Dividend income	14,795	15,003
		Fees income	37	33

	Woori Fund Service Co., Ltd.	Fees income	7	1
		Other income	73	45
		Interest expenses	27	19

	Woori Finance Cambodia	Interest income	234	115
		Impairment losses due to credit loss (reversal)	3	(33)

	Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other income	4,045	4,210
		Interest expenses	351	404
		Other expenses	14	13

	Structured entities	Interest income	520	—
		Fees income	3,804	2,140
		Interest expenses	3	3
		Impairment losses due to credit loss (reversal)	731	(3,686)

Associates	Kumho Tires Co., Ltd.	Interest income	1,341	1,331
		Fees income	6	5
		Interest expenses	37	120
		Impairment losses due to credit loss (reversal)	64	(1,989)

	Woori Blackstone Korea Opportunity No.1 Private Equity Fund	Dividend income	2,420	8,754

	Woori Service Networks Co., Ltd.	Dividend income	12	12
		Other income	15	13
		Interest expenses	27	42

	Korea Credit Bureau Co., Ltd.	Dividend income	136	—
		Interest expenses	78	36

	Korea Finance Security Co., Ltd.	Dividend income	54	55
		Interest expenses	5	21

	Chin Hung International Inc.	Interest income	138	624
		Fees income	1	1
		Interest expenses	12	18
		Reversal of impairment losses due to credit loss	(1,064)	(844)

	Poonglim Industrial Co., Ltd.	Interest expenses	1	6
		Reversal of impairment losses due to credit loss	(37)	(2,785)

	STX Engine Co., Ltd.	Interest income	674	682
		Fees income	20	68
		Interest expenses	30	24
		Impairment losses due to credit loss	544	20,876

			For the six months ended June 30
Related party		A title of account	2016	2015
Associates	Samho International Co., Ltd	Interest income	457	490
		Fees income	5	4
		Interest expenses	250	560
		Impairment losses due to credit loss (reversal)	(460)	613

	Force TEC Co., Ltd.	Interest income	123	124
		Impairment losses due to credit loss (reversal)	22,620	(78)

	STX Corporation	Interest income	562	910
		Fees income	60	36
		Interest expenses	4	3
		Impairment losses due to credit loss	73,380	2,366

	Osung LST Co., Ltd.	Interest income	113	112
		Interest expenses	1	12
		Reversal of impairment losses due to credit loss	—	(146)

	Others (*)	Interest expenses	7	—
		Reversal of impairment losses due to credit loss	(938)	—

(*)	There are Kyesan Engineering Co., Ltd., Good Software Lab Co., Ltd., Dongwoo C & C Co., Ltd., The Base Enterprise Co., Ltd., Heungjiwon Co., Ltd., Saman Corporation, Gachi Staff Co., Ltd., Deokwon Food Co., Ltd. and QTS Shipping Co., Ltd..

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	June 30, 2016	December 31, 2015
KDIC	Loan commitment	1,500,000	1,500,000
Woori Card Co., Ltd.	Loan commitment	500,000	500,000
Woori Investment Bank	Loan commitment	50,000	50,000
Woori America Bank	Confirmed guarantees in foreign currencies	22,914	2,640
P.T. Bank Woori Saudara Indonesia 1906 Tbk	Confirmed guarantees in foreign currencies and others	129,620	124,177
Woori Global Market Asia Ltd.	Confirmed guarantees in foreign currencies	18,635	18,752
Woori Bank China Limited	Confirmed guarantees in foreign currencies and others	93,653	73,802
Zao Woori Bank	Confirmed guarantees in foreign currencies	36,718	56,450
Woori Brazil Bank	Confirmed guarantees in foreign currencies	2,214	1,690
Korea BTL Infrastructure Fund	Securities purchase contract	373,411	468,786
Woori Finance Cambodia	Loan commitment	1,165	7,032
Structured entities and others	Loan commitment in local currency	501,120	520,400
	Loan commitment	528	723
Kumho Tires Co., Inc.	Import credit in foreign currencies and others	28,367	11,623
	Loan commitment	97,606	142,694
ChinHung International Inc.	Loan commitment	40,630	40,630
STX Engine Co., Ltd.	Import credit in foreign currencies and others	49,600	74,135
	Loan commitment	34,090	12,912
Samho International Co., Ltd.	Loan commitment	31,105	27,721
Force TEC Co., Ltd.	Loan commitment	—	5,762
STX Corporation	Import credit in foreign currencies and others	19,539	23,235
	Loan commitment	9,008	9,069

For the guarantee provided to the related parties, the Bank recognized provisions for guarantees amounting to 22,008 million Won and 14,028 million Won, respectively, as of June 30, 2016 and December 31, 2015.

(5)	Details of compensation to key management are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2016	2015
Shot-term employee benefits	4,060	2,799
Retirement benefit service costs	105	142

Total	4,165	2,941

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 702 million Won and 2,426 million Won, respectively, as of June 30, 2016. And with respect to the assets, the Bank has not recognized any allowance, nor provision.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Bank are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	June 30, 2016	December 31, 2015	2016		2015
			Three months ended June 30	For the six months ended June 30	Three months ended June 30	For the six months ended June 30
Trust accounts	36,887,082	34,135,580	236,978	426,189	181,133	459,928

(2)	Significant receivables and payables between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Receivables
Trust fees receivables	24,802	18,704
Payables
Borrowings from trust accounts	2,018,793	3,794,847

(3)	Significant transactions between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Revenue
Trust fees	19,069	33,277	12,052	23,560
Expense
Interest expenses on borrowings from trust accounts	12,204	25,320	16,151	32,439

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts.

1)	The carrying value of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Principal guaranteed trusts
Old-age pension trusts	5,116	5,235
Personal pension trusts	522,975	523,544
Pension trusts	708,304	681,868
Retirement trusts	55,368	64,921
New personal pension trusts	8,629	8,540
New old-age pension trusts	3,135	3,376

Sub-total	1,303,527	1,287,484

Principal and fixed rate of return guaranteed trusts
Development trusts	19	19
Unspecified money trusts	770	782

Sub-total	789	801

Total	1,304,316	1,288,285

2)	The amounts that the Bank has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Liabilities for the account (subsidy for trust account adjustment)	14	26

47.	PROMOTING PRIVATIZATION PLAN

Pursuant to the privatization plan of Woori Finance Holdings Co., Ltd., which was decided at the Public Fund Oversight Committee (the “PFOC”) on June 26, 2013, the Bank has disposed its subsidiaries. Kwangju Bank and Kyongnam Bank were demerged as of May 1, 2014, and from March 2014 to June 2014, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Savings Bank, Woori Asset Management, Woori Financial and Woori F&I were disposed in due order.

With respect to the privatization of Woori Bank, the Public Fund Oversight Committee (“PFOC”) announced the plan that comprised the merger between Woori Finance Holdings Co., Ltd (“Holding Company”) and Woori Bank and the disposal of controlling interests (30% of ownership) and non-controlling interests (26.97% of ownership), respectively, of Woori Bank after newly listing its shares on the stock exchange newly. Pursuant to the plan, the Bank merged with the Holding Company as of November 1, 2014, and completed its listing on Korea Stock Exchange on November 19, 2014.

On November 28, 2014, KDIC commenced the bidding procedure for the disposal of controlling interests and non-controlling interests of the Bank. Since only the bidding for the non-controlling interests was successful, KDIC’s ownership of the Bank decreased from 56.97% to 51.04%. By the way, as the retirement of treasury stocks on October 2015, KDIC’s ownership of the Bank changed to 51.06% as of June 30, 2016

On July 21, 2015, the PFOC, a deliberative body in charge of privatizing Woori Bank, held a meeting to discuss means to promote the privatization plan, and announced a plan to take a two-track approach to sell the stake. To maximize the retrieval of public fund initially invested, promotion of privatization schedule and development of financial industry, the PFOC is considering a new approach of selling parts out of the government’s stake to multiple buyers in smaller portions, as well as its previous plan of selling the controlling stake to a single buyer. The government has a strong commitment in carrying forward the sale of Woori Bank and will continue to make utmost effort to privatize Woori Bank as early as possible. The specifics of the plan will be discussed with PFOC in the future.

In addition, Financial Services Commission (“FSC”) announced the amendment on normalization of business MOU, which aimed to promote improvement of corporate value through enhancing managerial autonomy of the Bank on October 2, 2015, and subsequent to the announcement, revised the Enforcement Decree of the Special Act on the Management of Public Funds on March 29, 2016. FSC and KDIC intend to take every possible measure to privatize Woori Bank.

48.	AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT PLAN

(1)	Since December 30, 2000, the Bank and the KDIC have entered into an agreement to implement management plans. Under the agreements, the Bank is obligated to improve its respective financial ratios, such as Bank of International Settlements (“BIS”) capital ratio, general and administrative ratio, non-performing loan rate. If the Bank fails to make improvements, the KDIC can enforce the Bank to increase or decrease its capital, pursue mergers, transfer of loans and deposits, or close or sell parts of its business operations.

(2)	In addition, on July 2, 2001, in order to establish efficient integrated structure of the Bank, the Bank and the KDIC have entered into an agreement to implement management plans, which incorporate establishment of corporate governance and business management system, improvement of short-term operational performance, strengthening the Bank’s competitiveness and pursuance of privatization plan, meeting the financial ratio objectives, and penalties in case the Bank not meeting such management plans.